UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 14, 2021

Entegris, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	001-32598	41-1941551
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

129 Concord Road, Billerica, MA		01821
(Address of principal executive offices)		(Zip Code)

(978) 436-6500
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	ENTG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On December 14, 2021 (the “Signing Date”), Entegris, Inc. (“Entegris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CMC Materials, Inc. (“CMC”) and Yosemite Merger Sub, Inc., a wholly owned subsidiary of Entegris (“Merger Sub”).

Merger Consideration

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) Merger Sub will merge with and into CMC (the “Merger”), with CMC surviving the Merger as a wholly owned subsidiary of Entegris (the “Surviving Company”), and (2) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of CMC , par value $0.001 (the “CMC common stock”) (other than (i) shares of CMC common stock owned by CMC, Entegris or any of their respective subsidiaries immediately prior to the Effective Time and (ii) shares of CMC common stock as to which dissenters’ rights have been properly perfected) will be converted into the right to receive $133 in cash and 0.4506 of a share (the “Exchange Ratio”) of common stock of Entegris, par value $0.01 (the “Entegris common stock”), plus cash in lieu of any fractional shares (collectively, the “Merger Consideration”).

The Board of Directors of each of Entegris and CMC have approved the Merger Agreement and the transactions contemplated thereby.

Financing Commitment

In connection with entry into the Merger Agreement, on the Signing Date, Entegris also entered into a commitment letter (the “Commitment Letter”), with Morgan Stanley Senior Funding, Inc. (“MSSF”), pursuant to which MSSF committed to provide to Entegris (i) a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $895,000,000 (the “Bridge Facility”) and (ii) a senior secured first lien term loan B facility in an aggregate principal amount of up to $4,000,000,000 (the “Term Facility” and, together with the Bridge Facility, the “Facilities”). The proceeds of the Facilities will be used to (a) finance a portion of the cash consideration for the Merger, (b) pay the fees and expenses related to the Merger and the Facilities, (c) refinance certain existing indebtedness of CMC and Entegris and (d) in the case of the Term Facility, finance working capital and general corporate purposes of Entegris. The commitments under the Commitment Letter are subject to customary closing conditions.

Closing Conditions

The completion of the Merger is subject to the satisfaction or waiver of certain customary mutual closing conditions, including (1) the affirmative vote of holders of a majority of the outstanding shares of CMC common stock entitled to vote on such matter having approved adoption of the Merger Agreement (the “CMC Stockholder Approval”), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of approvals under the antitrust laws in China, Korea, Japan, Singapore and Taiwan, (3) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (4) the effectiveness of the registration statement on Form S-4 to be filed by Entegris registering the shares of Entegris common stock to be issued in connection with the Merger with the Securities and Exchange Commission (the “SEC”) and (5) the authorization for listing of Entegris common stock to be issued in connection with the merger on the NASDAQ. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.  The consummation of the Merger is not subject to any financing condition.

Treatment of CMC Equity Awards

As of the Effective Time, (i) each outstanding option to purchase shares of CMC common stock will vest in full and be assumed and converted into an option to purchase shares of Entegris common stock based on the Equity Award Exchange Ratio, (ii) each restricted share of CMC common stock will vest in full and be cancelled and converted into the right to receive the Merger Consideration (with any accrued but unpaid dividends paid in cash), (iii) each time-based restricted stock unit award that was granted prior to the date of the Merger Agreement and/or to a non-employee member of the CMC board of directors will vest in full and be cancelled and converted into the right to receive the Merger Consideration (with any accrued but unpaid dividend equivalents paid in cash), (iv) each other time-based restricted stock unit award not covered by clause (iii) will be converted into a restricted stock unit award with respect to shares of Entegris common stock based on the Equity Award Exchange Ratio, (iv) each deferred stock unit award under the CMC Directors’ Deferred Compensation Plan will vest in full and be cancelled and converted into the right to receive the Merger Consideration (with any accrued but unpaid dividend equivalents paid in cash), (v) each contingent right to receive the cash value of a share of CMC common stock held by select CMC employees who primarily provide services in a jurisdiction other than the United States will vest in full and be cancelled and converted into the right to receive an amount in cash equal to the value of the Merger Consideration, and (vi) each performance-based restricted stock unit will be assumed and converted into a time-based restricted stock unit award with respect to shares of Entegris common stock based on the Equity Award Exchange Ratio and the achievement of applicable performance metrics at the target level.  The “Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient (rounded to the fourth decimal place) of (i) the Cash Consideration divided by (ii) the volume weighted average price per share of Entegris common stock on the NASDAQ, for the consecutive period of 10 trading days beginning on the 12th trading day immediately preceding the closing date and concluding at the close of trading on the second trading day immediately preceding the closing date.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of Entegris and CMC relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for certain pre-closing covenants of Entegris and CMC, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the other party’s consent. Entegris and CMC also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain regulatory approvals or expiration or termination of waiting periods, subject to certain exceptions, including that Entegris and CMC are not required to take any action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company after giving effect to the Merger, but measured on a scale relative to the size of CMC and its subsidiaries, taken as a whole, prior to the Merger.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, CMC will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Unless the Merger Agreement is terminated in accordance with its terms, CMC is required to call a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement.

Termination

The Merger Agreement contains termination rights for each of Entegris and CMC, including, among others, (1) if the consummation of the Merger does not occur on or before December 14, 2022, subject to one three (3) month extension in certain circumstances for the sole purpose of obtaining regulatory clearances, (2) if the approval of the CMC Stockholder Approval is not obtained and (3) subject to certain conditions, by Entegris if the Board of Directors of CMC makes an adverse recommendation change with respect to the Merger or by CMC if CMC wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a “superior proposal.” Upon termination of the Merger Agreement under specified circumstances, including the termination by Entegris in the event of a change of recommendation by the CMC Board of Directors or the termination by CMC to enter into an agreement in connection with a “superior proposal,” CMC would be required to pay Entegris a termination fee of $187 million in cash.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Entegris or CMC or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Entegris’ or CMC’s public disclosures, as applicable. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Entegris or CMC and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of December 14, 2021, by and among Entegris, CMC and Merger Sub†

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and CMC. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation
Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements related to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2021	ENTEGRIS, INC.

	By:	/s/ Gregory B. Graves
		Name:	Gregory B. Graves
		Title:	Executive Vice President & Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of December 14, 2021,

by and among

CMC MATERIALS, INC.,

ENTEGRIS, INC.

and

YOSEMITE MERGER SUB, INC.

i

INDEX OF DEFINED TERMS

Term	Section
Action	9.03
Adjusted PSU	2.04(d)
Adjusted RSU	2.04(b)
Adjusted Stock Option	2.04(a)
Affiliate	9.03
Agreement	Preamble
Alternative Acquisition Agreement	5.02(a)
Alternative Financing	6.11(a)
Anti-Money Laundering Laws	9.03
Applicable Law(s)	9.03
Book-Entry Shares	2.01(c)
Business	9.03
Business Day	9.03
Capex Plan	5.01(b)(vi)
Capitalization Date	3.03(a)
CARES Act	9.03
Cash Consideration	2.01(c)
Certificate	2.01(c)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	9.03
Collective Bargaining Agreement	9.03
Commitment Letter	4.12
Commitment Parties	4.12
Common Stock Trust	2.01(e)
Company	Preamble
Company Acceptable Confidentiality Agreement	9.03
Company Acquisition Proposal	5.02(f)(i)
Company Adverse Recommendation Change	5.02(d)
Company Benefit Plans	3.14(a)
Company Board	Recitals
Company By-laws	3.01(b)
Company Cash-Settled Phantom Stock Unit	2.04(f)
Company Cash-Settled Phantom Stock Unit Consideration	2.04(g)
Company Charter	3.01(b)
Company Common Stock	9.03
Company Disclosure Letter	III
Company DSU	2.04(d)
Company DSU Consideration	2.04(d)
Company Equity Award Consideration	2.04(h)
Company Equity Awards	9.03
Company Indemnified Parties	6.04(a)
Company Intellectual Property	9.03
Company Intervening Event	5.02(f)(iii)
Company Material Adverse Effect	9.03, 9.03
Company PSU	2.04(e)

Company Recommendation	3.02
Company Restricted Share	2.04(b)
Company Restricted Share Consideration	2.04(b)
Company RSU	2.04(b)
Company SEC Documents	3.05(a)
Company Securities	3.03(b)
Company Severance Plan	6.07(a)
Company Stock Option	2.04(a)
Company Stock Plans	9.03
Company Stockholder Approval	3.02
Company Stockholders Meeting	3.02
Company Superior Proposal	5.02(f)(ii)
Company Vested RSU	2.04(c)
Company Vested RSU Consideration	2.04(c)
Compliant	9.03
Confidentiality Agreement	6.02(b)
Conflict Minerals	3.24
Continuation Period	6.07(a)
Continuing Employee	6.07(a)
Contract	9.03
control	9.03
COVID-19	9.03
COVID-19 Measures	9.03
Customs & Trade Laws	9.03
DGCL	1.01
Directors’ Deferred Compensation Plan	9.03
Dissenting Shares	2.03
DOJ	9.03
dollars	9.04
Effect	9.03
Effective Time	1.03
Employee Representative Body	9.03
End Date	8.01(b)(i)
Environmental Laws	9.03
Equity Award Exchange Ratio	9.03
Equity Award Schedule	3.03(c)
ERISA	9.03
ESPP	2.04(e)
Excess Shares	2.01(e)
Exchange Act	9.03
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
Existing Credit Agreement	9.03
Expert	6.11(d)
Fee Letter	4.12

v

Financing	4.12
Financing Sources	9.03
FTC	9.03
GAAP	9.03
Governmental Entity	9.03
Hazardous Substance	9.03
HSR Act	9.03
Inbound IP Contracts	3.12(a)(ix)
Indebtedness	9.03
Insurance Policy	3.21(a)
International Company Benefit Plan	3.14(a)
IRS	3.14(a)
Knowledge	9.03
Leased Real Property	3.15(a)
Letter of Transmittal	2.02(b)
Lien	9.03
Marketing Period	9.03
Material Contract	3.12(a)
Maximum Amount	6.04(d)
Merger	Recitals
Merger Amounts	4.12
Merger Consideration	2.01(c)
Merger Sub	Preamble
NASDAQ	9.03
Offering Documents	6.11(d)
Order	9.03
Outbound IP Contracts	3.12(a)(x)
Owned Real Property	3.15(a)
Parent	Preamble
Parent Board	Recitals
Parent By-laws	4.01(b)
Parent Capitalization Date	4.03(a)
Parent Charter	4.01(b)
Parent Common Stock	4.03(a)
Parent Disclosure Letter	Article IV
Parent Plans	6.07(b)
Parent SEC Documents	4.05(a)
Parent Securities	4.03(b)
Parent Stock Plan	9.03
Parent Trading Price	9.03
PATRIOT Act	3.23(e)
Payoff Amount	6.12
Payoff Letter	6.12
Per Share Cash Equivalent Consideration	9.03
Permits	9.03
Permitted Alternative Financing	6.11(a)

Permitted Liens	9.03
Person	9.03
Pre-Paid Tail	6.04(d)
Proxy Statement	3.16
Real Property	3.15(a)
Real Property Lease	3.15(b)
Registration Statement	3.16
Regulation S-X	9.03
Regulatory Action	6.03(c)
Regulatory Laws	9.03
Release	9.03
Representatives	5.02(a)
Required Alternative Financing	6.11(b)
Required Approvals	7.01(b)
Required Information	9.03
Sanctioned Jurisdiction	9.03
Sanctioned Person	9.03
Sanctions	9.03
SEC	9.03
Securities Act	9.03
Share Issuance	9.03
Significant Company Customer	3.25(a)
Significant Company Supplier	3.25(b)
Subsidiary	9.03
Surviving Company	1.01
Takeover Laws	6.03(b)
Tax Returns	9.03
Taxes	9.03
Termination Fee	8.03(b)
Treasury Regulations	9.03
VWAP	9.03

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 14, 2021, is by and among CMC MATERIALS, INC., a Delaware corporation (the “Company”), ENTEGRIS, INC., a Delaware corporation (“Parent”), and YOSEMITE MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of Parent (the “Parent Board”), the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub have approved and declared advisable this Agreement and the Merger;

WHEREAS, the Company Board has resolved to recommend that the Company’s stockholders adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01.       The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company.  At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02.       Closing.  The closing of the Merger (the “Closing”) shall be effected by the electronic exchange of signatures by electronic transmission or, if such exchange is not practicable, such Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, at 8:30 a.m. (New York Time) on the third (3rd) Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions), or at such other place (or by means of remote communication), time and date as shall be agreed in writing between the Company and Parent; provided, however, that, (i) notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) Business Days’ prior written notice (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions)) and (ii) the Closing shall not occur prior to March 1, 2022.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03.       Effective Time.  Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL, and at or prior to the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04.       Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.05.       Certificate of Incorporation and By-Laws.  At the Effective Time, (a) the Company Charter shall be amended and restated in its entirety to be the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub’s name, date of incorporation, registered office and registered agent shall be automatically amended and shall become references to the name, date of incorporation, registered office and registered agent of the Company as provided in the Company Charter immediately prior to the Effective Time, (ii) the provisions of the certificate of incorporation relating to the incorporator of Merger Sub shall be omitted, and (iii) changes necessary so that the certificate of incorporation shall be in compliance with Section 6.04 shall have been made, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, and (b) the Company By-laws shall be amended and restated in its entirety to be the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Company and (ii) changes necessary so that the by-laws shall be in compliance with Section 6.04 shall have been made, and such amended and restated by-laws shall become the by-laws of the Surviving Company until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Company and such by-laws.

Section 1.06.       Directors and Officers of Surviving Company.  The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

Section 2.01.       Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Sub:

(a)          Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub, par value $0.001 per share, shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company.  From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)          Cancellation of Company-Owned Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries.

(i)        Each share of Company Common Stock that is owned by the Company (including shares held as treasury stock or otherwise) and each share of Company Common Stock that is owned by Parent, Merger Sub or any other direct or indirect Subsidiary of Parent immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)        Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company shall be converted into such number of shares of common stock, par value $0.001, of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.  From and after the Effective Time, all certificates representing Company Common Stock owned or held by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(c)         Conversion of Company Common Stock.  Subject to Section 2.02 and Section 2.03, each share of Company Common Stock (including any shares of Company Common Stock purchased pursuant to a Deposit Share Agreement between the Company and an employee of the Company ) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and any Dissenting Shares) shall, at the Effective Time, be converted into the right to receive (i) $133 per share of Company Common Stock, without interest (the “Cash Consideration”) and (ii) 0.4506 of a share of Parent Common Stock (the “Exchange Ratio” and, together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.01(e) and the Cash Consideration, the “Merger Consideration”).

As of the Effective Time, all shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of uncertificated shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) or a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.02(d), without interest and subject to any applicable withholding of Taxes.

(d)         Certain Adjustments.  Notwithstanding anything to the contrary contained in this Agreement, if, during the period between the date of this Agreement and the Effective Time, (i) any change in the outstanding shares of Company Common Stock occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any similar event shall have occurred, or any record date for any such purpose is established to be a date prior to the Closing, the Merger Consideration and any other amounts payable pursuant to this Agreement which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide the holders of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Equity Awards, any such adjustments shall be made in accordance with the applicable Company Stock Plan or applicable Director Deferred Compensation Plan; provided, however, that nothing in this Section 2.01(d) shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement and (ii) any change in the outstanding shares of Parent Common Stock occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any similar event shall have occurred, or any record date for any such purpose is established to be a date prior to the Closing, any number or amount contained herein which is based upon the number of shares of Parent Common Stock, including the Exchange Ratio, will be appropriately adjusted to provide the holders of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.01(d) shall be construed to permit Parent to take any action that is otherwise prohibited by the terms of this Agreement.

(e)         No Fractional Shares.  No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.01(c), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock.  Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to Section 2.01(c) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.02(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of shares of Company Common Stock pursuant to Section 2.01(c) (such excess being, the “Excess Shares”).  The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.  As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Parent Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on NASDAQ in the following manner.  The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on NASDAQ at then-prevailing market prices and shall be executed in round lots to the extent practicable.  Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Stock Trust”).  The Exchange Agent shall determine the portion of the Common Stock Trust to which each holders of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holders of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

Section 2.02.       Exchange of Certificates and Book-Entry Shares.

(a)         Exchange Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for payment in accordance with this Article II through the Exchange Agent, in trust with the Exchange Agent for the benefit of the holders of Company Common Stock (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Shares and any Dissenting Shares), (i) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Cash Consideration to such holders and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate stock portion of the Merger Consideration to such holders (including the Excess Shares to be sold by the Exchange Agent pursuant to Section 2.01(e)) (such cash, evidence and certificates, and any dividends or distributions with respect thereto, the “Exchange Fund”).  Parent agrees to make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, until the termination of the Exchange Fund pursuant to Section 2.02(f), any dividends or other distributions which a holder of Company Common Stock has the right to receive pursuant to Section 2.02(d).  The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.01(c) out of the Exchange Fund.  Except as provided in Section 2.02(h), the Exchange Fund shall not be used for any other purpose.

(b)         Letter of Transmittal.  As promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock whose shares are converted into the right to receive the Merger Consideration pursuant to Section 2.01(c), a letter of transmittal (the “Letter of Transmittal”) (which (i) shall specify with respect to Certificates representing Company Common Stock, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and with respect to Book-Entry Shares, that delivery shall be effected upon the receipt of an “agent’s message” by the Exchange Agent, and (ii) shall be in customary form (which shall include an accompanying IRS Form W-9 or the applicable IRS Form W-8) and have such other provisions as Parent may specify, subject to the Company’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive following delivery of an “agent’s message” pursuant to this Article II.

(c)          Merger Consideration Received in Connection with Exchange.  Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of Book-Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, in each case together with such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(c), together with any dividends or other distributions to which such shares of Company Common Stock represented by Certificates or Book-Entry Shares become entitled in accordance with Section 2.02(d).  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such Company Common Stock (or, in the case of Book-Entry Shares, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such payment or shares has paid any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or has established to the satisfaction of Parent that such Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate or Book-Entry Shares with respect thereto (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Shares and any Dissenting Shares), shall be deemed at any time from and after the Effective Time to represent only the right to receive, upon such surrender pursuant to the terms of this Agreement, the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c), together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.02(d).  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Shares.

(d)         Treatment of Unexchanged Shares.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares until the surrender of such Certificate or Book-Entry Shares in accordance with this Article II. No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.01(c) until such holder shall surrender such share in accordance with this Section 2.02.  After the surrender in accordance with this Section 2.02 of shares of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.01(c), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) (i) at the time of any such surrender, any such dividends or other distributions with a record date after the Effective Time, without any interest thereon, which theretofore had become payable with respect to the number of whole shares of Parent Common Stock into which such shares of Company Common Stock are converted pursuant to Section 2.01(c) and (ii) at the appropriate payment date, the amount of dividends or other distribution with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to the number of whole shares of Parent Common Stock into which such shares of Company Common Stock are converted pursuant to Section 2.01(c).

(e)          No Further Ownership Rights in Company Common Stock.  The shares of Parent Common Stock delivered and the cash paid in accordance with the terms of this Article II, upon conversion of any shares of Company Common Stock, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  At the Effective Time, the stock transfer books of the Company shall be closed and from and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f)          Termination of Exchange Fund.  At any time following the one-year anniversary of the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock immediately prior to the Effective Time, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar law) for payment of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(g)         No Liability.  None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for two years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h)         Investment of Exchange Fund.  The Exchange Agent shall invest the cash in the Exchange Fund if and as directed by Parent; provided that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available).  Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent.  No such investment or investment losses resulting from investment of the Exchange Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein.  To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(i)          Withholding Rights.  Each of Parent, the Company, the Surviving Company and the Exchange Agent, or other applicable withholding agent (without duplication), shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock and Company Equity Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes.  Amounts so withheld and timely paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock and Company Equity Awards in respect of which such deduction or withholding was made.

(j)           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.02(f), Parent) shall, in exchange for the cancellation of such lost, stolen or destroyed Certificate, issue the Merger Consideration and any dividends and distributions deliverable in respect thereof as provided in this Article II.

Section 2.03.       Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, in the event appraisal rights are available under Section 262 of the DGCL in connection with the Merger, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL.  If, after the Effective Time, any such holder fails to perfect or otherwise effectively waives, withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into, and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration as provided in Section 2.01(c), without any interest thereon.  The Company shall promptly notify Parent of any notices of intent, demands or other communications received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands for appraisal.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing.

Section 2.04.       Treatment of Company Equity Awards.

(a)         Company Stock Options.  At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Plans (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time shall vest in full and be assumed and converted automatically into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Common Stock (rounded down to the nearest whole number of shares of Parent Common Stock) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Parent Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, by (y) the Equity Award Exchange Ratio.  It is the intention of the parties that the assumption of Company Stock Options pursuant to this Section 2.04(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.04(a) shall be construed consistent with this intent.

(b)         Company Restricted Shares.  Immediately prior to the Effective Time, (i) each share of Company Common Stock subject to vesting, repurchase or other lapse restrictions pursuant to any of the Company Stock Plans, including, without limitation, any restricted shares of Company Common Stock granted under the Company’s Deposit Share Program (each, a “Company Restricted Share”), that is outstanding immediately prior to the Effective Time shall vest in full and become free of any transferability restrictions and shall be cancelled and converted into the right to receive the Merger Consideration with respect to each such Company Restricted Share pursuant to Section 2.01(c), and (ii) all dividends, if any, accrued but unpaid as of the Effective Time with respect to each such Company Restricted Share shall vest and be paid in cash (the “Company Restricted Share Consideration”).

(c)          Company Restricted Stock Units.

(i)         At the Effective Time, (A) each compensatory time-based restricted stock unit with respect to a share of Company Common Stock granted pursuant to any of the Company Stock Plans (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and that was granted (i) prior to the date of this Agreement and/or (ii) to a non-employee director of the Company Board (each, a “Company Vested RSU”) shall vest in full and be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Common Stock underlying such Company Vested RSU pursuant to Section 2.01(c) and (B) all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company Vested RSU shall vest and be paid in cash (collectively, the “Company Vested RSU Consideration”).

(ii)        At the Effective Time, (A) each Company RSU that is outstanding immediately prior to the Effective Time and that is not covered by Section 2.04(c)(i) shall be assumed and converted into a restricted stock unit (each, an “Adjusted RSU”) with the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time and relating to the number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (y) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole share and (B) all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company RSU shall be assumed and become an obligation in connection with the applicable Adjusted RSU.

(d)         Company Deferred Stock Units.  At the Effective Time, (i) each right of any kind, contingent or accrued, to receive shares of Company Common Stock or payments measured by the value of a share of Company Common Stock under the Directors’ Deferred Compensation Plan, including any such right arising from dividend reinvestment, that is outstanding immediately prior to the Effective Time (each, a “Company DSU”) shall vest in full and become non-forfeitable and shall be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Common Stock underlying each such Company DSU pursuant to Section 2.01(c) and (ii) all dividend equivalents in respect of each such Company DSU that have not been reinvested in Company Common Stock pursuant to the Directors Deferred Compensation Plan shall vest and be paid in cash (collectively, the “Company DSU Consideration”).

(e)         Company Performance-Based Restricted Stock Units.  At the Effective Time, (i) each compensatory performance-based restricted stock unit with respect to a share of Company Common Stock granted pursuant to any of the Company Stock Plans that is outstanding immediately prior to the Effective Time (each, a “Company PSU”) shall be assumed and converted into a time-based restricted stock unit (each, an “Adjusted PSU”) with the same terms and conditions as were applicable to such Company PSU immediately prior to the Effective Time (except that the performance-based vesting conditions applicable to such Company PSU immediately prior to the Effective Time shall not apply from and after the Effective Time), and relating to the number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU based on the achievement of the applicable performance metrics at the target level of performance, multiplied by (y) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole share and (ii) all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company PSU shall be assumed and become an obligation in connection with the applicable Adjusted PSU.

(f)          Company Cash-Settled Phantom Stock Units.  At the Effective Time, each contingent right to receive the cash value of a share of Company Common Stock held by select employees of the Company who primarily provide services in a jurisdiction other than the United States that is outstanding immediately prior to the Effective Time (each, a “Company Cash-Settled Phantom Stock Unit”) shall vest in full and become nonforfeitable and be cancelled and converted into the right to receive an amount in cash equal to the Per Share Cash Equivalent Consideration (collectively, the “Company Cash-Settled Phantom Stock Unit Consideration”).

(g)         Employee Stock Purchase Plan.  The Company shall take such action as may be necessary under the Company’s 2007 Employee Stock Purchase Plan, as amended and restated (the “ESPP”), to provide for or to cause the following to occur: (i) each individual participating in the Offering Period (as defined in the ESPP) on the date of this Agreement shall not be permitted to (x) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date of this Agreement or (y) make separate non-payroll contributions to the ESPP on or following the date of this Agreement, except as may be required by Applicable Law; (ii) if there is any Offering Period in progress immediately prior to the Effective Time, cause such Offering Period to end upon the earlier of (A) the date determined in accordance with Section 13.03.2 of the ESPP and (B) the date that is ten (10) Business Days prior to the Closing Date, and in each case all options outstanding as of the end of such Offering Period to be exercised in accordance with the terms of the ESPP; and (iii) terminate the ESPP no later than the Business Day immediately preceding the Closing Date.

(h)         Delivery of Company Equity Award Consideration.  Parent shall cause the Surviving Company to pay through the payroll system of the Surviving Company (to the extent applicable) to each holder of a Company Restricted Share, Company Vested RSU, Company DSU, and/or Company Cash-Settled Phantom Stock Unit, the Company Restricted Share Consideration, the Company Vested RSU Consideration, the Company DSU Consideration, and the Company Cash-Settled Phantom Stock Unit Consideration (collectively, the “Company Equity Award Consideration”), as applicable, less any required withholding Taxes and without interest, within five (5) Business Days following the Effective Time; provided that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.  The aggregate amount required to be withheld in respect of Taxes in respect of the Company Equity Award Consideration (other than with respect to the Company Cash-Settled Phantom Stock Unit Consideration) shall be applied first to reduce the aggregate Merger Consideration payable in Parent Common Stock and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the Merger Consideration that is payable in cash (if any).  The number of shares of Parent Common Stock to be withheld shall be determined based on the closing price of a share of Parent Common Stock on the Closing Date.

(i)          Company Actions.  Prior to the Effective Time, the Company shall use its reasonable best efforts to take such actions with respect to the Company’s equity compensation plans or arrangements as are necessary to give effect to the transactions contemplated by this Section 2.04.

(j)          Parent Actions.  Parent shall file with the SEC, no later than date on which the Effective Time occurs, a post-effective amendment to the Form S-4 or a registration statement on a Form S-8 (or any successor form or other appropriate form, including a Form S-1 or Form S-3) relating to the shares of Parent Common Stock issuable with respect to the Adjusted Stock Options, Adjusted RSUs and Adjusted PSUs.  Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as such Adjusted Stock Options, Adjusted RSUs and Adjusted PSUs remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Documents (including exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after October 1, 2019, and publicly available on the last Business Day prior to the date of this Agreement (in each case, to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such representations and warranties and other than any risk factor disclosure or other similarly cautionary, predictive or forward-looking statements set forth in any section of any such Company SEC Document; it being understood that any historical and factual information contained within such disclosure or statements shall not be so excluded) or (ii) as disclosed in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify only the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such other section or subsection):

Section 3.01.       Qualification, Organization, Subsidiaries, etc.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent legally applicable, in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         The Company does not have any Subsidiaries that are not wholly owned by the Company or one of its other Subsidiaries.

(c)          The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the (second) amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the (fourth) amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 3.02.        Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject only, in the case of the Merger, to the adoption of this Agreement at the Company Stockholders Meeting by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter (the “Company Stockholder Approval”).  The Company Board has unanimously (i) approved the execution, delivery and performance of this Agreement, (ii) determined that entering into this Agreement is fair to, and in the best interests of, the Company and its stockholders, (iii) declared this Agreement and the Merger advisable and (iv) subject to Section 5.02, resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”).  The Company Board has unanimously directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement (the “Company Stockholders Meeting”).  Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL).  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 3.03.       Capital Structure.

(a)          The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.001 per share, of the Company.  As of December 13, 2021 (the “Capitalization Date”), there were outstanding 28,413,496 shares of Company Common Stock.  As of the Capitalization Date, (i) there were outstanding (A) Company Stock Options to purchase an aggregate of 859,438 shares of Company Common Stock, (B) Company Restricted Shares with respect to an aggregate of 1,264 shares of Company Common Stock, (C) Company RSUs with respect to an aggregate of 164,782 shares of Company Common Stock, (D) Company DSUs with respect to an aggregate of 1122 shares of Company Common Stock, (E) Company PSUs with respect to an aggregate 88,507 shares of Company Common Stock (assuming achievement of the applicable performance metrics at the target level of performance), (F) no shares of preferred stock of the Company outstanding and (G) no shares of other series of common stock of the Company outstanding, (ii) 2,161,001 shares of Company Common Stock were available for issuance of future awards under the Company Stock Plans and 239,941 shares of Company Common Stock were available for issuance under the ESPP and (iii) 11,893,683 shares of Company Common Stock were held in the treasury of the Company.

(b)         Except as set forth in Section 3.03(a) above, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary of the Company, or that obligate the Company or any Subsidiary of the Company to issue, sell or transfer, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”).  There are no outstanding agreements of any kind that (A) obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to Company Equity Awards), (B) provide any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities, (C) constitutes a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or (D) obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such agreements relating to any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding shares of Company Common Stock and all outstanding shares of capital stock of each of the Company’s Subsidiaries have been, and shares of Company Common Stock reserved for issuance with respect to Company Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized and validly issued and are fully paid, non-assessable and free and clear of all Liens other than Permitted Liens.  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Equity Awards that were outstanding as of the Capitalization Date as set forth in Section 3.03(a) or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

(c)          Section 3.03(c) of the Company Disclosure Letter contains a correct and complete list (the “Equity Award Schedule”), as of the Capitalization Date, of all outstanding Company Equity Awards, including the holder (by employee identification number), type of Company Equity Award, date of grant, number of shares of Company Common Stock underlying such award (and, if applicable, assuming achievement of the applicable performance metrics at the target level of performance), whether such Company Equity Award is intended to qualify as an “incentive stock option” under Section 422 of the Code, the Company Stock Plan pursuant to which the Company Equity Award was granted, the applicable vesting schedule with respect to such Company Equity Award (including whether the Company Equity Award would become vested solely as a result of the consummation of the Merger), any unpaid dividend equivalents with respect to such Company Equity Award and, where applicable, the exercise price and expiration date.  The Company shall provide Parent with an updated Equity Award Schedule within five (5) Business Days prior to the anticipated Closing Date to reflect any changes occurring between the Capitalization Date and the applicable date of delivery.

Section 3.04.       Governmental Authorization; Non-Contravention.

(a)         The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any Required Approval, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Registration Statement and Proxy Statement and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement) and any other applicable state or federal securities laws and the rules and regulations of NASDAQ, and (iv) consents, approvals, Orders, authorizations, registrations, declarations and filings, the failure of which to be obtained, made or given have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, (i) contravene, conflict with, or result in any violation or breach of any provision of (A) the Company Charter, Company By-laws or (B) comparable organizational documents of any of the Company’s Subsidiaries, (ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05.        Company SEC Documents.

(a)          The Company has on a timely basis filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished prior to the date hereof to the SEC by the Company since October 1, 2018, together with any exhibits and schedules required to be filed or furnished thereto and other document or information required to be incorporated therein (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents) or, if amended prior to the date hereof, as of the filing date of the last such amendment, the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of the date hereof, there are no outstanding or unresolved written comments received from the SEC with respect to any of the Company SEC Documents or, to the Company’s Knowledge, none of the Company SEC Documents are the subject of ongoing SEC review, and there are no formal internal investigations or, to the Company’s Knowledge, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that are pending or, to the Company’s Knowledge, threatened, in each case under this sentence, related to any accounting practices of the Company or any of its Subsidiaries.

(b)         The consolidated financial statements of the Company (including the related notes and schedules) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto included or incorporated by reference in the Company SEC Documents (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (x) as may be indicated in the notes thereto or (y) as permitted by Regulation S-X) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments, which have not had and would not reasonably be expected to have a Company Material Adverse Effect).  Except as required by GAAP and disclosed in the Company SEC Documents, between October 1, 2021, and the date hereof, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(c)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).  As of the date hereof, there are not, and since October 1, 2020, there have not been, to the Knowledge of the Company, any transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly owned Subsidiaries of the Company) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

(d)         The Company has designed and maintains, and at all times since October 1, 2018, has maintained a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e)          Since October 1, 2018, (i) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their directors, executive officers, auditors, accountants or Representatives has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board, any committee thereof or to any executive officer of the Company evidence of a material violation of securities laws, a breach of fiduciary duty or a similar material violation by the Company or any of its Subsidiaries or any of their officers, directors or employees.

(f)          Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.  To the Knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without additional qualification, when next due.

(g)          The Company is in compliance with (i) all applicable listing and corporate governance requirements of NASDAQ and (ii) the applicable provisions of the Sarbanes-Oxley Act, in each case, except for any noncompliance which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06.       Absence of Certain Changes or Events.  Since September 30, 2021, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have a Company Material Adverse Effect.  Since September 30, 2021, to the date of this Agreement, other than as expressly contemplated by or provided for in this Agreement, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practices.

Section 3.07.       No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether direct, indirect, accrued, absolute, contingent or otherwise) required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes to such balance sheet), except liabilities (i) reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ended September 30, 2021 (including any notes thereto), (ii) incurred after September 30, 2021, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) liabilities that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.08.       Absence of Litigation.  As of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any executive officer or director of the Company or any of its Subsidiaries (in their capacity as such), or any Order to which the Company or any of its Subsidiaries is subject that would reasonably be expected to have a Company Material Adverse Effect.  The Company is not subject to any outstanding Order that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.09.       Compliance with Applicable Laws; Permits.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are in, and since October 1, 2018, have been in, compliance with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries and (b) the Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, all such Permits will continue to be in full force and effect immediately following the Effective Time, and no suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened.

Section 3.10.       Intellectual Property.

(a)          To the Knowledge of the Company, the Company and its Subsidiaries own, free and clear of any Liens, other than Permitted Liens, all material Company Intellectual Property and have a license or the right to use, all other material Intellectual Property used in or necessary to the operation of their business as conducted by them on the date of this Agreement.  All registrations for Intellectual Property included in the Company Intellectual Property are subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)         Except as provided in the Inbound IP Contracts or software or other materials that are generally available on standard commercial terms, neither the Company nor any of its Subsidiaries owe any royalties or other payments to any Person for the use of any material Intellectual Property that is incorporated into or necessary to provide any product or service of the Company or its Subsidiaries.

(c)         Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, to the Knowledge of the Company (i) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any third Person and (ii) no other Person has infringed upon, misappropriated or otherwise violated any Company Intellectual Property.

(d)         Neither the Company nor any of its Subsidiaries has, since October 1, 2018, received from any Person any written notice or threat, and there are no pending Actions that have been commenced against the Company or any of its Subsidiaries since October 1, 2018, in each case either (i) asserting material infringement, misappropriation or other violation of any Company Intellectual Property or (ii) challenging the validity or enforceability of any material Company Intellectual Property.

(e)          Neither the Company nor any of its Subsidiaries has, since October 1, 2018, sent to any Person any notice or threat, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since October 1, 2018, in each case either (i) asserting the material infringement, misappropriation or other violation of any Intellectual Property or (ii) challenging the validity or enforceability of any material Intellectual Property.

(f)          Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have maintained commercially reasonable and industry standard practices to protect the confidentiality of trade secrets and other confidential information in their possession or control and (ii) all current and former employees and contractors of the Company or any of its Subsidiaries who developed, in the course of their work for the Company or any its Subsidiaries, any material Company Intellectual Property on behalf of the Company or any of its Subsidiaries have executed Contracts that assign to the Company or one of its Subsidiaries all of such Person’s respective rights in such developed Company Intellectual Property.

(g)         Since October 1, 2018, (i) the Company’s and its Subsidiaries’ use and dissemination of any personally identifiable information (as such term or any term of similar import is defined under Applicable Law) concerning any natural person has been in compliance in all material respects with all applicable Company and Company Subsidiary privacy policies, Applicable Law, and Contracts to which the Company or any of its Subsidiaries are bound, (ii) the Company and its Subsidiaries have maintained commercially reasonable and industry standard policies and procedures regarding data security and privacy and maintain administrative, technical, and physical safeguards that are commercially reasonable, and (iii) there have been no material security breaches relating to, or violations of any security policy regarding, or any unauthorized access of, any data or information in the possession or control of the Company or any of its Subsidiaries.

Section 3.11.       Environmental Matters.  (i) The Company and each of its Subsidiaries are and except for matters which have been fully resolved, since October 1, 2016 have been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries, (ii) the Company and its Subsidiaries hold and comply with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses as currently conducted and no Action is pending, or to the Knowledge of the Company, threatened, in connection with any alleged violation of any such Permit or seeking to rescind or modify any such Permit, (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of, or to the Knowledge of the Company is the subject of, any Action or request for information by any person asserting or inquiring into any liability or obligation on the part of the Company or any of its Subsidiaries arising under any Environmental Law (iv) since October 1, 2016, no Hazardous Substances have been released by the Company or any Subsidiary or, to the Knowledge of the Company, any other person, at or from any real property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries in a manner that reasonably could be expected to result in a material liability for the Company or any of its Subsidiaries under Environmental Laws and (v) neither the Company nor any Subsidiary is subject to any ongoing obligations pursuant to any consent decree or other agreement resolving alleged violations of, or liabilities under, Environmental Laws, except, in the case of clauses (i) through (v), as has not been, or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.12.        Material Contracts.

(a)          Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract (other than Company Benefit Plans and purchase orders and invoices imposing no material obligations on the Company other than customary payment or delivery terms, which for the avoidance of doubt do not include any provision described in clauses (ii)-(x) below) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i)         is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K (other than any Company Benefit Plan);

(ii)       obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on an  exclusive basis or contains “most favored nation”;

(iii)       provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations that are material to the Company and its Subsidiaries, taken as a whole;

(iv)       relates to a joint venture, partnership or other similar arrangement or to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(v)        provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $10,000,000, other than (A) Indebtedness solely between or among any of the Company and any of its Subsidiaries and (B) letters of credit;

(vi)       limits or restricts the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries or (C) to grant Liens, other than Permitted Liens, on the property of the Company or any of its Subsidiaries;

(vii)      any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in excess of $5,000,000 in, any Person (other than the Company or any of its Subsidiaries);

(viii)    limits in any material respects the ability of the Company or any of its Subsidiaries (or that following the Closing would limit the ability of Parent or its Subsidiaries) (A) to compete in any line of business or with any Person or in any geographic area for any duration, (B) to solicit, sell to or purchase from any Person or entity, (C) to deliver services to any other Person by the express terms of such Contract or (D) to make use of any material Intellectual Property owned by the Company or any of its Subsidiaries other than any Outbound IP Contracts;

(ix)       provides that the Company or any of its Subsidiaries license from any Person besides the Company or any of its Subsidiaries any material Intellectual Property (excluding software or other materials that are generally available on standard commercial terms) (“Inbound IP Contracts”);

(x)        provides that the Company or any of its Subsidiaries license to any Person besides the Company or any of its Subsidiaries any material Company Intellectual Property other than (A) nonexclusive licenses granted to customers or to distributors or resellers in the ordinary course of business, (B) nonexclusive licenses granted to manufacturers, consultants, contractors, or suppliers of the Company or any of its Subsidiaries that permit use for the benefit of the Company or any of its Subsidiaries, or (C) nonexclusive licenses that include the right to make, have made, distribute or sell any Company Intellectual Property for the benefit of the Company in the ordinary course of business consistent with past practice (“Outbound IP Contracts”); or

(xi)       is a Real Property Lease with annual rent payable by the Company and its Subsidiaries in excess of $2,000,000;

(xii)     is a Collective Bargaining Agreement; or

(xiii)     is with a Significant Company Customer or a Significant Company Supplier.

(b)         All of the Material Contracts are valid and binding and in full force and effect in all material respects (except those that are terminated after the date of this Agreement in accordance with their respective terms and not as a result of a breach or default thereunder by the Company or any of its Subsidiaries).  To the Knowledge of the Company, as of the date of this Agreement, no Person is challenging the validity or enforceability of any Material Contract in any material respect.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Material Contract, except for those violations and defaults which have not had and would not reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, to the Knowledge of the Company, no party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of its rights under or fail to renew any Material Contract.  To the Knowledge of the Company, no current or former officer or director of the Company (i) has (whether directly or indirectly through another entity in which such Person has a material interest, other than as the holder of less than 2% of a class of securities of a publicly traded company) any material interest in any property or assets of the Company (except as a stockholder) or (ii) is currently a party to any Material Contract.

(c)         A copy of each Material Contract in effect as of the date hereof that is true and complete in all material respects (taking into account all material and operative exhibits, schedules, amendments and supplements thereto) has been made available to Parent prior to the date of this Agreement.

Section 3.13.       Labor Matters.

(a)         Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Action asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable Applicable Law) or other violation of Applicable Law concerning labor or employment, except as would not reasonably be expected to have a Company Material Adverse Effect, or seeking to compel the Company or any of its Subsidiaries to bargain with or otherwise recognize any Employee Representative Body.  Neither the Company nor any of its Subsidiaries are party or otherwise subject to any Collective Bargaining Agreement or subject to any material bargaining order, injunction or other Order relating to the Company’s or any of its Subsidiaries’ relationship or dealings with its employees, any Employee Representative Body, and no employee of the Company or any of its Subsidiaries is represented by an Employee Representative Body.  There is no strike, picketing, slowdown, lockout, stoppage or other job Action or labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and there have been no such Actions or disputes in the past five years.  To the Knowledge of the Company, in the past five years, there has not been any attempt by employees of the Company or any of its Subsidiaries or any Employee Representative Body to organize, represent or certify a collective bargaining unit or to engage in any other labor organizing activity with respect to the workforce of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is required by Applicable Law or any Collective Bargaining Agreement to provide any notice to, consult with, or obtain the consent of any Employee Representative Body in connection with the execution of this Agreement or the Merger.

(b)         Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since October 1, 2018, have been, in compliance with all Applicable Laws respecting immigration, employment and employment practices, terms and conditions of employment, including, but not limited to, plant closures and layoffs, working time, wages and hours, calculation of holiday pay and the classification of employees as exempt or non-exempt from minimum wage and overtime pay under Applicable Laws and the classification of workers as employees or independent contractors.

(c)          To the Knowledge of the Company, in the last five years, no allegations of sexual harassment, sexual misconduct, discrimination or similar misconduct have been made against (i) any current or former officer or director of the Company or any of its Subsidiaries or (ii) any current or former employee of the Company or any of its Subsidiaries at the level of vice president or higher, and no settlement or release agreement has been executed by the Company or any of its Subsidiaries in connection with any such allegations in (i) or (ii) above.

Section 3.14.       Benefits Matters; ERISA Compliance.

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans.  The Company has made available to Parent true and complete copies, to the extent applicable, of (i) all material Company Benefit Plans (or, for Company Benefit Plans that primarily cover current or former employees, officers or directors of the Company or any of its Subsidiaries based outside of the United States and/or which are governed by the laws of any other jurisdiction outside of the United States (each, an “International Company Benefit Plan”), if there is no written plan, a written summary thereof), (ii) the most recent annual report on Form 5500 and all schedules thereto filed with the Internal Revenue Service (the “IRS”) with respect to each Company Benefit Plan, (iii) the most recent summary plan description for each Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each Company Benefit Plan, and (vi) the most recent IRS determination letter or opinion letter upon which the Company may rely regarding its qualified status under the Code in respect of each Company Benefit Plan.  For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other material benefit plans, programs, agreements or arrangements providing material benefits to any current or former directors, officers, employees, or independent contractors of the Company or any of its Subsidiaries or the beneficiaries or dependents of any such Person as to which the Company or any of its Subsidiaries sponsors, maintains, contributes or is obligated to contribute, or under which the Company or any of its Subsidiaries has or may have any material liability in respect of such Persons (other than any plan or program maintained by, or required to be established by, a Governmental Entity to which the Company or any of its Subsidiaries contribute pursuant to Applicable Laws) and (B) all employment, consulting, severance, retention, change of control, tax gross-up or termination agreements between the Company or any of its Subsidiaries and any current or former directors, officers, employees, or independent contractors of the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has or may have any liability.

(b)         Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS upon which the Company may rely regarding its qualified status under the Code or has been adopted under a prototype plan or volume submitter plan approved by the IRS, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination or opinion letter from the IRS.

(c)         Neither the Company nor any Person that would be treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code has, in the last six years, contributed or has been obligated to contribute to any “employee pension plans”, as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 3(37) of ERISA.

(d)         No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or Applicable Law).

(e)         Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and, with respect to the Company Benefit Plans, the Company and its Subsidiaries are in compliance with ERISA, the Code and all other Applicable Laws.

(f)          There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by or on behalf of any participant or beneficiary in any of the Company Benefit Plans, or audits or investigations by a Governmental Entity or other Actions otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.

(g)         None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Company Benefit Plan, (ii) increase or enhance any benefits under any Company Benefit Plan or (iii) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be non-deductible by reason of Section 280G of the Code.  There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party by which it is required by its terms to compensate, gross-up, indemnify, or otherwise reimburse any Person for excise Taxes imposed pursuant to Section 4999 or Section 409A of the Code.

(h)         All material contributions required to be made to any Company Benefit Plan by Applicable Law or the terms of the Company Benefit Plan for any period through the date hereof have been timely made or, to the extent not required to be made on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Documents to the extent required under GAAP.

(i)          Each Company plan, agreement or other arrangement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in all material respects since January 1, 2005, in compliance with then applicable guidance under Section 409A of the Code and since January 1, 2009, each such plan, agreement or arrangement has been documented in all material respects in compliance with then applicable guidance under Section 409A of the Code. With respect to each Company Stock Option, the exercise price of such Company Stock Option is not less than the fair market value (as determined pursuant to 1.409A-1(b)(5)(iv) of the Treasury Regulations) of Company Common Stock on the date such Company Stock Option was granted.

(j)          With respect to each International Company Benefit Plan, (i) each such plan has no material unfunded liability (including unpaid complete or partial withdrawal liability with respect to withdrawals occurring prior to the date hereof) and (ii) except as would not reasonably be expected to have a Company Material Adverse Effect, each such plan is in compliance with its terms and applicable legal requirements, including any registration requirements.

Section 3.15.       Real and Personal Properties.

(a)          Section 3.15(a) of the Company Disclosure Letter sets forth a true, accurate and complete list as of the date hereof of the addresses of all real property (i) owned by the Company and each Company Subsidiary (the “Owned Real Property”) or (ii) leased, subleased by, licensed or with respect to which a right to use or occupy has been granted to or by the Company and each Company Subsidiary (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”).

(b)         The Company and its Subsidiaries have (i) good and valid fee simple title to all of the Owned Real Property, (ii) good and valid title to all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold (or, as applicable, license or other) interests in all of the Leased Real Property (each a “Real Property Lease”), in each case free and clear of all Liens, other than Permitted Liens.  The Real Property, together with permanent easements appurtenant thereto, includes all of the real property used or held for use in connection with or otherwise required to carry on the business of the Company and the Company Subsidiaries as currently conducted in all material respects.  There is no pending or, to the Knowledge of the Company, threatened in writing eminent domain, condemnation or other similar proceedings affecting any of the Owned Real Property.  To the Knowledge of the Company, there is no pending or threatened in writing eminent domain, condemnation or other similar proceedings affecting any of the Leased Real Property.

Section 3.16.       Taxes.  (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)         each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects except with respect to matters being contested in good faith in appropriate proceedings and that have been adequately reserved under GAAP;

(ii)        the Company has provided or made available to Parent accurate and complete copies of all U.S. federal income Tax Returns filed by the Company or any of its Subsidiaries for tax years ending on or after September 30, 2018;

(iii)       no claim has been made in the last three (3) years by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file income or franchise Tax Returns that the Company or any of its Subsidiaries may be subject to income or franchise Tax in that jurisdiction;

(iv)       no deficiency with respect to Taxes that have not been accrued on the Company’s financial statements has been proposed, asserted or assessed against the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any written notice of any audits, written claims, examinations, investigations, or other proceedings by any Governmental Entity of the Company or any of its Subsidiaries with respect to any Taxes that are currently pending or, to the Knowledge of the Company, threatened;

(v)        neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit any amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person and the Company and its Subsidiaries have complied with all reporting and recordkeeping requirements;

(vi)       neither the Company nor any Subsidiary has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect; and

(vii)     neither the Company nor any of its Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received, or paid, prior to the Closing Date, (C) a “closing agreement” 5.01 as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (D) an installment sale or open transaction disposition made prior to the Closing Date; (E) a ruling issued by any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS) with respect the Company on or prior to the Closing Date; (F) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (G) an intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(b)          During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c)         Neither the Company nor any of its Subsidiaries is liable for any material amount of Taxes of any other Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of Applicable Law) or as a transferee or successor, or is a party to any Tax allocation, sharing or indemnity agreement (other than commercial contracts or arrangements entered into in the ordinary course of business that do not relate primarily to Taxes).

(d)         Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(e)         No Taxes of the Company or any of its Subsidiaries (including the employer and employee portion of any payroll Taxes) have been deferred under the CARES Act or under similar provisions of Applicable Law.  Neither the Company nor any of its Subsidiaries has claimed any employee retention credit under the CARES Act or under similar provisions of Applicable Law.

(f)          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of Applicable Law).

It is agreed and understood that no representation or warranty is made by the Company in this Agreement in respect of any Tax matter, other than the representations and warranties set forth in Section 3.14 and this Section 3.16.

Section 3.17.       Registration Statement; Proxy Statement.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the SEC by Parent in connection with the Share Issuance under the Securities Act, including the proxy statement that will be included therein and the form of proxy relating to the Company Stockholders Meeting (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Each of the Registration Statement and Proxy Statement, except for such portions thereof that relate only to Parent and its Subsidiaries, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing provisions of this Section 3.17, no representation or warranty is made by the Company with respect to information incorporated by reference in the Registration Statement or the Proxy Statement which were not supplied by or on behalf of the Company.

Section 3.18.       Brokers’ Fees and Expenses.  Except for Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any broker’s, finder’s, investment banker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.19.       Opinion of Financial Advisor.  The Company Board has received the opinion of Goldman Sachs & Co. LLC, to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be offered to the holders of shares of Company Common Stock is fair from a financial point of view to such holders.  As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.  It is agreed and understood that such opinions are for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.  The Company will make available to Parent on a confidential basis solely for informational purposes a signed copy of such opinion as soon as possible following execution of this Agreement.

Section 3.20.       Takeover Statutes.  The approval of the Company Board of this Agreement and the Merger represents all the action necessary to render inapplicable to this Agreement and the Merger the provisions of Section 203 of the DGCL to the extent, if any, such section would otherwise be applicable to this Agreement and the Merger, and no other state takeover statute applies to this Agreement and the Merger.

Section 3.21.       Insurance.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each material current insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (each, an “Insurance Policy”) is in full force and effect and none of the Company or any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) in any material respect under any Insurance Policy, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any Insurance Policy.

(b)         To the Knowledge of the Company, as of the date of this Agreement, there is no material claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such Insurance Policies.  The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, or the future unavailability on substantially the same terms of, any of such Insurance Policies.  At no time subsequent to September 30, 2018, through the date hereof, has the Company or any of its Subsidiaries (i) been denied any material insurance or indemnity bond coverage which it has requested or (ii) made any material reduction in the scope or amount of its insurance coverage.

Section 3.22.       Certain Business Practices.

(a)         Each of the Company and its Subsidiaries and joint ventures and, to the Knowledge of the Company, their respective officers, directors, agents or employees, in each case, acting on behalf of the Company or its current or former Subsidiaries or joint ventures (i) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K.  Bribery Act and any other U.S. or foreign anti-corruption or anti-bribery laws and (ii) has not, to the Knowledge of the Company, been investigated by any Governmental Entity with respect to, or been given written notice (or, to the Knowledge of the Company, oral notice) by a Governmental Entity of, any violation by the Company or any of its Subsidiaries of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign anti-corruption or anti-bribery laws.  Neither the Company nor any of its Subsidiaries or joint ventures nor, to the Knowledge of the Company, any officer, director, agent or employee acting on behalf of the Company or any of its Subsidiaries or joint ventures has (A) paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Entity for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that, in each case, has or would reasonably be likely to result in a material violation of Applicable Law; (B) established or maintained any material unlawful fund of monies or other assets of the Company or any of its Subsidiaries; or (C) made any material fraudulent entry on the books or records of the Company or any of its Subsidiaries.  For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or controlled entity, and any known officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(b)         Since October 1, 2018, (i) none of the Company or any Subsidiary of the Company nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.23.       Sanctions and Customs & Trade Laws.

(a)         For the past five years, (i) the Company and all of its Subsidiaries and (ii) to the Knowledge of the Company, all of their respective, directors, officers, employees, agents, controlled Affiliates, in each case, acting on the Company’s behalf and joint ventures have conducted business in accordance in all material respects with applicable Sanctions and Customs & Trade Laws.  For the past five years, the Company and all of its Subsidiaries have obtained all applicable import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable Sanctions and Customs & Trade Laws.

(b)          The Company and its Subsidiaries have in place written policies, controls and systems reasonably designed to ensure compliance in all material respects with applicable Sanctions and Customs & Trade Laws.

(c)         None of the Company or any of its Subsidiaries, nor any of their respective directors, officers, Affiliates, joint ventures or, to the Knowledge of the Company, employees, or agents, is a Sanctioned Person or a Restricted Person.  For the past five years neither the Company nor any of its Subsidiaries have conducted any business with or involving a Restricted Person, Sanctioned Person or a Sanctioned Jurisdiction.

(d)         For the past five years neither the Company nor any of its Subsidiaries have (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions or Customs & Trade Laws (ii) to the Knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Sanctions or Customs & Trade Laws, or (iii) violated or received any notice, request, penalty, or citation for any actual or potential material non-compliance with Sanctions or Customs & Trade Laws.

(e)         For the past five years, the Company and its Subsidiaries and their respective directors, officers and, to the Knowledge of the Company, employees, agents, controlled Affiliates, in each case, acting on the Company’s behalf and joint ventures have complied, in all material respects, with Anti-Money Laundering Laws, including the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”).

Section 3.24.       Conflict Minerals.  The Company has taken reasonable actions necessary for the Company to be in compliance in all material respects with the disclosure requirements of applicable U.S. federal securities laws related to Conflict Minerals.  “Conflict Minerals” means (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (b) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

Section 3.25.       Significant Customers and Suppliers.

(a)         Section 3.25(a) of the Company Disclosure Letter sets forth an accurate and complete list of each customer who, for the year ended September 30, 2021 was one of the ten largest sources of revenues for the Company, based on revenues in this period (each, a “Significant Company Customer”).  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Significant Company Customer that such customer intends to terminate or materially and adversely modify existing Contracts with the Company or any of its Subsidiaries.

(b)         Section 3.25(b) of the Company Disclosure Letter sets forth an accurate and complete list of each supplier who, for the year ended September 30, 2021 was one of the ten largest suppliers for the Company, based on amounts paid or payable in this period (each a “Significant Company Supplier”).  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Significant Company Supplier that such supplier intends to terminate or materially and adversely modify existing Contracts with the Company or any of its Subsidiaries.

Section 3.26.       No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV (as modified by the Parent Disclosure Letter) or in any certificate delivered by Parent or either Merger Sub to the Company in accordance with the terms hereof  (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), the Company acknowledges that none of Parent or Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the Parent SEC Documents (including exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2019, and publicly available on the last Business Day prior to the date of this Agreement (in each case, to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such representations and warranties and other than any risk factor disclosure or other similarly cautionary, predictive or forward-looking statements set forth in any section of any such Parent SEC Document; it being understood that any historical and factual information contained within such disclosure or statements shall not be so excluded) or (ii) as disclosed in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by the Company of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify only the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such other section or subsection):

Section 4.01.       Qualification, Organization and Good Standing.

(a)          Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of Parent, Merger Sub and their respective Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be in good standing or so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”) and the by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”) and true and complete copies of the certificate of incorporation of Merger Sub in effect as of the date of this Agreement and the by-laws of Merger Sub in effect as of the date of this Agreement.

Section 4.02.       Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  Parent Board has, by unanimous vote of those directors in attendance, and Merger Sub’s board of directors has unanimously, in each case (i) approved the execution, delivery and performance of this Agreement, (ii) determined that entering into this Agreement is fair to, and in the best interests of, Parent and its stockholders and Merger Sub and its stockholder, as applicable and (iii) declared this Agreement and the Merger advisable.  No other corporate proceedings on the part of Parent are necessary to authorize or adopt this Agreement or to consummate the Merger, the Share Issuance or the other transactions contemplated by this Agreement to which it is a party (except for the filing of the appropriate merger documents as required by the DGCL).  The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate action on the part of Merger Sub.  Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03.       Capital Structure.

(a)         The authorized capital stock of Parent consists of 400,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share.  At the close of business on December 13, 2021 (the “Parent Capitalization Date”), (i) 135,478,190  shares of Parent Common Stock were issued and outstanding, (ii) 1,827,856 shares of Parent Common Stock were issued and outstanding or reserved and available for issuance pursuant to the Parent Stock Plans, of which (A) 657,467 shares were reserved and available for issuance upon exercise of outstanding options, (B) 897,433 shares were reserved and available for issuance upon the vesting or settlement of time-based restricted stock unit awards (assuming achievement of the maximum level of performance under such awards), and (C) 272,956 shares were reserved and available for issuance upon the vesting or settlement of performance-based restricted stock unit awards (assuming achievement of the maximum level of performance under such awards), (iii) 43,841 shares were reserved and available for issuance subject to outstanding purchase rights pursuant to the Entegris Amended and Restated Employee Stock Purchase Plan, (iv) no shares of Parent preferred stock were issued and outstanding and (v) 202,400 shares of Parent Common Stock were held in the treasury of Parent.

(b)         Except as set forth in Section 4.03(a) above, as of the Parent Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent or any Subsidiary of Parent, or that obligate Parent or any Subsidiary of Parent to issue, sell or transfer, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations of Parent or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Parent Securities”).  There are no outstanding agreements of any kind that (A) obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (except pursuant to the acquisition by Parent of shares of Parent Common Stock in settlement of the exercise price of stock options, or for purposes of satisfying Tax withholding obligations with respect to holders of stock options, restricted stock awards or restricted stock unit awards), (B) provide any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities, (C) constitutes a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or (D) obligate Parent or any Subsidiary of Parent to grant, extend or enter into any such agreements relating to any Parent Securities.  Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities.  All outstanding shares of Parent Common Stock and all outstanding shares of capital stock of each of Parent’s Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free and clear of all Liens other than Permitted Liens.  Since the Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (A) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of Parent Securities or dividends paid thereon, other than pursuant to Parent equity awards that were outstanding as of the Capitalization Date as set forth in Section 4.03(a) or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Parent Securities.

(c)         The shares of Parent Common Stock to be issued as part of the Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of all Liens other than Permitted Liens.

Section 4.04.       Governmental Authorization; Non-Contravention.

(a)          The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby to which it is a party require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of the HSR Act and any Required Approval, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Registration Statement and Proxy Statement and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement) and any other applicable state or federal securities laws, and the rules and regulations of NASDAQ, and (iv) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby to which it is a party do not and will not assuming compliance with the matters referred to in Section 4.04(a), (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or the Parent By-laws or the certificate of incorporation or by-laws of Merger Sub, (ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05.        Parent SEC Documents.

(a)          Parent has on a timely basis filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished prior to the date hereof to the SEC by Parent since January 1, 2019, together with any exhibits and schedules required to be filed or furnished thereto and other document or information required to be incorporated therein (collectively, the “Parent SEC Documents”).  As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents) or, if amended prior to the date hereof, as of the filing date of the last such amendment, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of the date hereof, there are no outstanding or unresolved written comments received from the SEC with respect to any of the Parent SEC Documents or, to Parent’s Knowledge, none of the Parent SEC Documents are the subject of ongoing SEC review, and there are no formal internal investigations or, to Parent’s Knowledge, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that are pending or, to the Company’s Knowledge, threatened, in each case under this sentence, related to any accounting practices of the Company or any of its Subsidiaries.

(b)         The consolidated financial statements of Parent (including the related notes and schedules) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto included or incorporated by reference in the Parent SEC Documents (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (x) as may be indicated in the notes thereto or (y) as permitted by Regulation S-X) and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments, which have not had and would not reasonably be expected to have a Parent Material Adverse Effect).  Except as required by GAAP and disclosed in the Parent SEC Documents, between January 1, 2021, and the date hereof, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(c)         As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).  As of the date hereof, there are not, and since January 1, 2020, there have not been, any transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and Parent’s Affiliates (other than wholly owned Subsidiaries of Parent) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

(d)         Parent has designed and maintains, and at all times since January 1, 2019, has maintained a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e)         Since January 1, 2019, (i) none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their directors, executive officers, auditors, accountants or Representatives has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported to the Parent Board, any committee thereof or to any executive officer of Parent evidence of a material violation of securities laws, a breach of fiduciary duty or a similar material violation by Parent or any of its Subsidiaries or any of their officers, directors or employees.

(f)          Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.  To the Knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without additional qualification, when next due.

(g)         Parent is in compliance with (i) all applicable listing and corporate governance requirements of NASDAQ and (ii) the applicable provisions of the Sarbanes-Oxley Act, in each case, except for any noncompliance which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.06.       Absence of Certain Changes or Events.  Since December 31, 2020, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have a Parent Material Adverse Effect.  Since December 31, 2020 to the date of this Agreement, other than as expressly contemplated by or provided for in this Agreement, the business of Parent and Parent’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practices.

Section 4.07.        No Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any liabilities of any nature (whether direct, indirect, accrued, absolute, contingent or otherwise) required by GAAP to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries (or disclosed in the notes to such balance sheet), except liabilities (i) reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2021 (including any notes thereto), (ii) incurred after March 31, 2016, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) liabilities that have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08.        Absence of Litigation.  As of the date hereof, there are no Actions before any Governmental Entity pending against or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub or any of their respective Subsidiaries, or any executive officer or director of Parent, Merger Sub or any of their respective Subsidiaries (in their capacity as such), or any Order to which Parent or either Merger Sub or any of their respective Subsidiaries is subject that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.09.        Compliance with Applicable Laws; Permits.  Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries are in, and since January 1, 2019, have been in, compliance with all Applicable Laws, Permits and Orders applicable to Parent and its Subsidiaries.

Section 4.10.        Registration Statement; Proxy Statement.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement, including the Proxy Statement, at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Each of the Registration Statement and Proxy Statement, except for such portions thereof that relate only to the Company and its Subsidiaries, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by Parent or Merger Sub with respect to information incorporated by reference in the Registration Statement or the Proxy Statement which were not supplied by or on behalf of Parent or Merger Sub.

Section 4.11.        Ownership of Merger Sub.  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share.  All of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Liens.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.12.        Financing.  Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02(b), Parent will have available to it at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Merger and to pay the aggregate Merger Consideration to the Exchange Agent and any other amounts required to be paid by Parent in connection with the consummation of the transactions contemplated hereby to which it is a party and to pay all related fees and expenses of Parent and Merger Sub, including any repayment or refinancing of any outstanding indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letter (such amounts, the “Merger Amounts”), and there is no restriction on the use of such cash, available lines of credit or other sources of immediately available funds for such purposes.  Parent has accepted and delivered to the Company a true, complete and correct copy, including all exhibits, schedules or amendments thereto, of the fully executed commitment letter, dated as of the date hereof, from Morgan Stanley Senior Funding, Inc. (the “Commitment Parties”) to Parent (the “Commitment Letter”), pursuant to which the Commitment Parties have committed, upon the terms and subject to the conditions set forth therein (subject to any “market flex” provisions included in the fee letters dated the date hereof referred to therein (collectively, the “Fee Letter”), true and complete copies of each of which have been delivered to the Company redacted only with respect to fees, economic terms, pricing caps, “market flex” and other provisions that are customarily redacted in connection with transactions of this type and that would not in any event adversely affect the conditionality, enforceability, availability, termination or amount of the Financing), to provide the financing set forth in the Commitment Letter (the “Financing”).  The Financing, when funded in accordance with the Commitment Letter and giving effect to any “market flex” provision in or related to the Commitment Letter (including with respect to fees and original issue discount), shall provide Parent with cash proceeds on the Closing Date in an amount at least equal to the Merger Amounts  As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement (nor is any such amendment or modification contemplated except (i) to add additional commitment parties as expressly contemplated in the Commitment Letter or (ii) to include commitments with respect to a revolving credit facility (or an amendment of Parent’s existing revolving credit facility)), and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  Neither Parent nor Merger Sub has entered into any agreement, side letter, contract or other understandings or arrangement relating to the Financing other than as set forth in the Commitment Letter and the Fee Letter or as permitted under Section 6.11. The Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent and Merger Sub, a valid, binding and enforceable obligation of the Commitment Parties, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in the Commitment Letter and, in each case, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors or by general principles of equity.  Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts, if any, that are due and payable on or prior to the date of this Agreement in connection with the Financing.  As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company set forth in Article III such that the condition set forth in Section 7.02(a) is satisfied, the performance by the Company of its obligations under this Agreement such that the condition set forth in Section 7.02(b) is satisfied, and the satisfaction of the conditions set forth in Section 7.01, and assuming completion of the Marketing Period, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, or, to the Knowledge of Parent or Merger Sub, any other party thereto under the Commitment Letter.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.02(a) is satisfied, the performance by the Company of its obligations under this Agreement such that the condition set forth in Section 7.02(b) is satisfied, and the satisfaction of the conditions set forth in Section 7.01, and assuming completion of the Marketing Period, neither Parent nor Merger Sub has any reason to believe that Parent will be unable to satisfy on a timely basis any of the conditions to the Financing to be satisfied pursuant to the Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge that any of the Financing Sources will not perform its obligations thereunder.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including pursuant to any “market flex” provisions included in the Fee Letter), other than the conditions precedent expressly set forth in the Commitment Letter delivered to the Company on the date hereof.  Parent and Merger Sub understand and acknowledge that under the terms of this Agreement, Parent’s and Merger Sub’s obligations to consummate the Merger are not in any way contingent upon or otherwise subject to Parent’s or Merger Sub’s consummation of any financing arrangements, Parent’s or Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 4.13.       Solvency.  Immediately after giving effect to the consummation of the transactions contemplated by this Agreement:

(a)          the fair saleable value (determined on a going-concern basis) of the assets of Parent and its Subsidiaries, taken as a whole, will be greater than the total amount of their liabilities, taken as a whole (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b)         Parent and its Subsidiaries will be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)         Parent and its Subsidiaries will have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 4.14.       No Ownership of Company Common Stock.  Neither Parent nor any of its controlled Affiliates (including Merger Sub) is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  None of Parent, Merger Sub or any of their controlled Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three years has beneficially owned, directly or indirectly, or been the record holder of), or is (or during the past three years has been) a party to any Contract (other than this Agreement and the Confidentiality Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

Section 4.15.       No Other Representations or Warranties.  Except for the representations and warranties contained in Article III (as modified by the Company Disclosure Letter) or in any certificate delivered by the Company to Parent or either Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS
Section 5.01.       Conduct of Business.

(a)          From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as prohibited or required by Applicable Law (including any COVID-19 Measures), (ii) as set forth in Section 5.01(a) of the Company Disclosure Letter or Section 5.01(a) of the Parent Disclosure Letter (as applicable), (iii) as otherwise required or expressly contemplated by this Agreement or (iv) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), each of the Company and Parent shall, and shall cause each of its Subsidiaries to, (A) use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice, (B) use its reasonable best efforts to preserve intact its business organization and material business relationships (including with its suppliers, customers and Governmental Entities) and keep available the services of its current officers and key employees, (C) use its reasonable best efforts to keep in effect all material insurance policies in coverage amounts substantially similar to those in effect on the date of this Agreement, and (D) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Parent to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 5.01(b), with respect to the Company, or Section 5.01(c) with respect to Parent, shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of such Section; provided, further, however, in the case of clause (i), the Company or any of its Subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary or advisable and, where applicable, consistent with past practice to (1) protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or any of its Subsidiaries or (2) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided that for purposes of the immediately preceding proviso (other than clause (1) thereof), subject to prior consultation with Parent (or if prior consultation is not reasonably practicable, so long as the Company promptly notifies Parent of such actions and considers the reasonable requests of Parent with respect to such acts).

(b)         In addition, and without limiting the generality of Section 5.01(a) and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except (x) as set forth in Section 5.01(b) of the Company Disclosure Letter, (y) as may be expressly required by this Agreement, or (z) with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i)         amend the Company Charter or the Company By-laws or amend in any respect adversely impacting Parent or Merger Sub the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii)        (A) issue, sell, encumber (other than with Permitted Liens) or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (1) solely between or among the Company’s wholly owned Subsidiaries or (2) required pursuant to the exercise or settlement of awards under the ESPP or Company Equity Awards identified in Section 3.03(a) as outstanding on the Capitalization Date in accordance with the terms of the applicable Company Stock Plan in effect on the Capitalization Date or granted after the Capitalization Date to the extent permitted by this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, including pursuant to the Company’s currently in effect Company Common Stock repurchase program, except (1) in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards or awards under the ESPP, (2) acquisitions by the Company in connection with the forfeiture of such equity awards, (3) acquisitions by the Company in connection with the net exercise of Company Stock Options, or (4) among the Company’s wholly owned Subsidiaries, or (C) in the case of the Company, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii)      (A) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, Company Securities or other equity or voting interests and (B) in the case of any Subsidiary of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, Company Securities or other equity or voting interests, other than with respect to any dividend or distribution solely to the Company or any wholly owned Subsidiaries;

(iv)       (A) incur any Indebtedness or issue or sell any debt securities or rights to acquire debt securities, except for (1) Indebtedness solely between or among the Company and any of its wholly owned Subsidiaries, (2) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its Subsidiaries, which Indebtedness is incurred in compliance with this clause (iv) or is outstanding and disclosed on the most recent consolidated balance sheet of the Company, (3) letters of credit issued in the ordinary course of business consistent with past practices, (4) trade credit or trade payables in the ordinary course of business consistent with past practice, (5) obligations under derivative contracts and any interest rate and currency agreements entered into in the ordinary course of business consistent with past practice and (6) Indebtedness for borrowed money under the Existing Credit Agreement, as such agreement is in effect on the date hereof, in the ordinary course of business, or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business consistent with past practice, other than to the Company or any wholly owned Subsidiary of the Company (but excluding contributions from the Company or a domestic Subsidiary to a foreign Subsidiary);

(v)        acquire, sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any Real Property or other material properties or assets, including Intellectual Property, or any material interests therein or waive or relinquish, abandon, fail to maintain or allow to lapse any Real Property or other material properties or assets, including Intellectual Property, other than (A) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $10,000,000 in the aggregate, (B) pursuant to other Contracts in existence on the date of this Agreement and set forth on Section 3.12(a) of the Company Disclosure Letter, (C) the acquisition of supplies, raw materials, equipment and other assets in the ordinary course of business consistent with past practice, (D) sales of inventory in the ordinary course of business consistent with past practice or (E) with respect to transactions among the Company and one or more of its Subsidiaries;

(vi)       make or authorize capital expenditures that, exceed $1,000,000 individually or $5,000,000 in the aggregate, in any twelve (12)-month period, except to the extent budgeted in the Company’s current plan as further described on Section 5.01 of the Company Disclosure Letter, which has been made available to Parent prior to the date hereof (the “Capex Plan”);

(vii)      make any change in financial accounting methods, principles or practices, or elections, except insofar as may be required by a change in GAAP or Applicable Law occurring after the date of this Agreement;

(viii)     assign, transfer, lease or cancel any Real Property Lease or Permit, except to the extent contemplated in the Capex Plan;

(ix)       (A) commence any Action, except (1) in the ordinary course of business and consistent with past practices or (2) in such cases where the Company reasonably determines in good faith that the failure to commence such Action would result in a material impairment of a valuable aspect of the Business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Actions prior to the commencement thereof) or (B) settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than, subject to Section 6.09, settlements or compromises that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries or any other remedies against the Company or any Subsidiaries other than monetary payment by the Company or any of its Subsidiaries in an amount (excluding any amounts covered by insurance) not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

(x)        abandon, encumber (other than with Permitted Liens), convey title (in whole or in part), exclusively license or grant any material exclusive right to material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to material Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than in the ordinary course of business consistent with past practice;

(xi)       except for (x) Collective Bargaining Agreements subject to Section 5.01(b)(xii) or (y) amendments, terminations, waivers or non-renewals in the ordinary course of business consistent with past practice, amend, waive any provision of, assign or terminate any Material Contract or enter into a Contract that would reasonably be likely to (A) adversely affect the Company, Parent or the Surviving Company in any material respect, (B) limit or restrict the Surviving Company or any of their Affiliates from engaging or competing in any line of business or in any geographical area, other than exclusive sales, distribution or other similar agreements entered into in the ordinary course of business consistent with past practice, or (C) be a Material Contract (other than  any Material Contract of the type referred to in Section 3.12(a)(xiii) as long as such Contract is entered into in the ordinary course of business and on customary terms) if entered into prior to the date hereof; provided that, for the avoidance of doubt, nothing in this Section 5.01(b)(xi) shall restrict the Company or its Subsidiaries from entering into Contracts with respect to matters specifically permitted by any of the other provisions of Section 5.01(b);

(xii)      except as required by Applicable Law or pursuant to the terms of any Company Benefit Plan or Collective Bargaining Agreement in effect on the date hereof, (A) increase the compensation of any current or former director, executive officer or other employee or independent contractor with an annual base salary (or annualized hourly wage rate) in excess of $150,000, other than increases in base salary and benefits of employees with a title of vice president and below in the ordinary course of business consistent with past practice, (B) grant any equity- or equity-based awards, (C) grant or provide any severance or termination payments or benefits to any current or former director, executive officer or other employee or independent contractor other than the payment of severance amounts or benefits in the ordinary course of business consistent with past practice and subject to the execution and non-revocation of a release of claims in favor of the Company and its Subsidiaries, (D) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former director, executive officer or other employee or independent contractor, (E) provide any obligation to gross-up, indemnify or otherwise reimburse any current or former director, executive officer or other employee or independent contractor for any Tax incurred by any such individual, including under Sections 409A or 4999 of the Code, (F) establish, amend or terminate any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date hereof) other than entry into, amendment or termination of any Company Benefit Plan in a manner that would not materially increase costs to the Company, Parent or the Surviving Company or any of their affiliates, or materially increase the benefits provided under any Company Benefit Plan, (G) modify, extend, or enter into any Collective Bargaining Agreement, except for amendments, terminations or non-renewals in the ordinary course of business consistent with past practice, (H) recognize or certify any Employee Representative Body as the bargaining representative for any employees of the Company and its Subsidiaries, or (I) waive any material restrictive covenant obligations of any current or former director, officer, employee, or independent contractor of the Company or its Subsidiaries;

(xiii)     other than in accordance with contracts or agreements in effect on the date hereof, forgive any loans to any employees, officers or directors of the Company, or any of their respective Affiliates;

(xiv)     (A) with respect to any officer, hire or terminate the employment of (other than for cause) any such officer or (B) with respect to any other employee or independent contractor with an annual base salary (or annualized hourly wage rate) in excess of $200,000, hire or terminate the employment of (other than for cause) any such individual without first consulting with Parent;

(xv)      acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or any business or division thereof), or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(xvi)      adopt a plan of complete or partial liquidation, dissolution, merger or conversion or resolution providing for or authorizing such a liquidation, dissolution, merger or conversion, other than the Merger and any mergers, consolidations, restructurings or reorganizations solely among the Company’s wholly owned Subsidiaries;

(xvii)    (A) make, change, or rescind any material Tax election of the Company or its Subsidiaries; (B) settle or compromise any material Tax liability of the Company or any of its Subsidiaries or settle or compromise any Tax liability that could have a material effect on the Company or its Subsidiaries in future taxable years; (C) enter into any closing agreement with respect to Taxes; (D) adopt or change an annual Tax accounting period or any material method of Tax accounting; (E) fail to file when due (taking into account any available extensions) any material Tax Return or file any material amendment to an income or other material Tax Return; (F) waive or extend any statute of limitations in respect of any material Taxes except as required by Applicable Law; or (G) surrender any right to claim a refund of a material amount of Taxes, or

(xviii)   agree, commit or propose to take any of the foregoing actions.

(c)          In addition, and without limiting the generality of Section 5.01(a) and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except (i) as set forth in Section 5.01 of the Parent Disclosure Letter, (ii) as may be expressly required by this Agreement, or (iii) with the Company prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i)         amend the Parent Charter or the Parent By-laws or the certificate of incorporation or bylaws of either Merger Sub, or enter into any written agreement with any of Parent’s stockholders in their capacity as such;

(ii)        redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except in connection with the satisfaction of Tax withholding obligations with respect to stock options, restricted stock awards or restricted stock unit awards, acquisitions by Parent in connection with the forfeiture of such equity awards, or acquisitions by Parent in connection with the net exercise of such stock options, or, in the case of Parent, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii)       establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, Parent Securities or other equity or voting interests, other than regular quarterly cash dividends in the ordinary course of business;

(iv)       issue, sell, or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (x) solely between or among Parent’s wholly owned Subsidiaries, (y) in connection with Parent’s equity incentive plans including the settlement or exercise of outstanding awards under such plans or (z) shares of Parent Common Stock in a public offering for cash in an amount not exceeding 5% of the issued and outstanding shares of Parent Common Stock  as of the date of this Agreement; provided, however, that in the case of clause (z), such issuance, sale or grant shall be consummated prior to the date that is thirty (30) days prior to the anticipated Closing Date;

(v)        adopt a plan of complete or partial liquidation, dissolution, merger or conversion or resolution providing for or authorizing such a liquidation, dissolution, merger or conversion, other than the Combination and any liquidations, dissolutions, mergers, conversions, consolidations, restructurings or reorganizations solely among Parent and/or any wholly owned Subsidiaries;

(vi)       enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Combination and other transactions contemplated by this Agreement; or

(vii)      agree, commit or propose to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, and the Company and its Subsidiaries shall not be required to violate any Law.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.02.       No Solicitation by the Company; Company Board Recommendation

(a)          No Solicitation.  Except as expressly permitted by this Section 5.02, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their directors and officers not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, with such directors and officers referred to above, “Representatives”) not to, directly or indirectly (i) solicit, seek, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing any non-public information) any inquiries regarding, or the making of, or any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Company Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) approve, endorse, recommend, submit to stockholders or declare advisable any Company Acquisition Proposal, (iv) enter into any letter of intent, term sheet, memorandum of understanding, acquisition agreement, merger agreement, option agreement or other similar agreement (other than a Company Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Company Acquisition Proposal or (v) release or terminate or permit the release of any Person from, or termination of, or waive or modify or permit the waiver or modification of any provision of, or fail to enforce or cause not to be enforced, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party except, in the case of this clause (v) to the extent that the failure to so release, terminate, waive, modify or fail to enforce would be inconsistent with the fiduciary duties of the Company Board under Applicable Law.  The Company shall, and shall cause its Subsidiaries and its and their directors and officers to, and shall use its reasonable best efforts to cause its and their respective Representatives (other than its and their directors and officers) to, immediately cease and cause to be terminated all discussions and negotiations with any Person (other than Parent) that may be ongoing with respect to any Company Acquisition Proposal.

(b)         Discussions.  Notwithstanding anything to the contrary in Section 5.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide written Company Acquisition Proposal from any Person or group of Persons, which Company Acquisition Proposal did not result from any breach of Section 5.02, and (ii) in the case of the following clauses (A), (B) and (C), the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such bona fide written Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may, following such determination, (A) contact the Person or group of Persons who has made such Company Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Company Acquisition Proposal, (B) furnish, pursuant to a Company Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Acquisition Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided or made available, including pursuant to clause (C) below, to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Acquisition Proposal.

(c)         Notice of Company Acquisition Proposals.  The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent orally and in writing after receipt by the Company or any of its Representatives of any Company Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, including of the identity of the Person or group of Persons making the Company Acquisition Proposal or such other proposal or offer and the material terms and conditions thereof, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide unredacted copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Company Acquisition Proposal.  The Company shall keep Parent informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Acquisition Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent unredacted copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Acquisition Proposal).  The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.02.

(d)         Company Adverse Recommendation Change; Alternative Acquisition Agreement.  Except as set forth in this Section 5.02(d), the Company Board shall not (A) (I) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation with respect to the Merger, (II) fail to include the Company Recommendation in the Proxy Statement, (III) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, a Company Acquisition Proposal, or (IV) fail to publicly reaffirm the Company Recommendation within five (5) Business Days after Parent so requests in writing if there has been any public disclosure by a third party related to an actual Company Acquisition Proposal by such third party (provided that the Company will be obligated to make such reaffirmation only once in response to each such actual Company Acquisition Proposal made by such third party that is publicly disclosed; and provided, further, that if the Company Stockholders Meeting is scheduled to take place less than five (5) Business Days after such request, the Company will reaffirm the Company Recommendation prior to such meeting), or (V) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company, within the ten (10) Business Day period specified in Rule 14-e-2 of the Exchange Act; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited (any of the foregoing, a “Company Adverse Recommendation Change”) or (B) authorize, adopt or approve or propose to authorize, adopt or approve, a Company Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.  Notwithstanding anything herein to the contrary, at any time prior to the Company Stockholders Meeting, the Company Board may (x) effect a Company Adverse Recommendation Change in response to a Company Intervening Event, if and only if the Company Board has determined in good faith, after consultation with outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law and (y) may effect a Company Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 8.01(c)(ii), in each case in response to a Company Acquisition Proposal, if and only if the Company receives a Company Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law; provided, however, that the Company Board may only take the actions described in clause (x) or (y) if:

(i)        the Company has provided prior written notice to Parent of its or the Company Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify (A) in the case of a Company Superior Proposal, the material terms of the Company Superior Proposal and shall include an unredacted copy of the relevant proposed transaction agreements (including any financing commitments) related to, and the identity of, the Person making the Company Acquisition Proposal, or (B) in cases not involving a Company Superior Proposal, the material circumstances giving rise to the Company Adverse Recommendation Change;

(ii)        after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company or the Company Board not to take such actions; provided that any material change to the terms of such Company Superior Proposal (including any change to the form or amount of consideration) or to the facts and circumstances relating to such Company Intervening Event shall require a new notice including the details required by the notice described in clause (i) above and the Company shall be required to comply again with the requirements of this Section 5.02(d) with respect to each such material change; provided, further, that with respect to each subsequent written notice related to a material change references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period; and

(iii)        the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 p.m. Eastern Standard Time on the fifth (5th) Business Day of such five (5)  Business Day period (or the last day of any applicable extension pursuant to clause (ii) above) and shall have determined in good faith (A) with respect to the actions described in clause (x) after consultation with outside legal counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law not to effect the Company Adverse Recommendation Change and (B) with respect to the actions described in clause (y), after consultation with outside counsel and its financial advisors, that the Company Acquisition Proposal received by the Company would continue to constitute a Company Superior Proposal and that failure to effect the Company Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 8.01(c)(ii) would be inconsistent with the directors’ fiduciary duties under Applicable Law, in each case, even if such changes offered in writing by Parent were given effect.

The Company shall be required to comply with the obligations under the foregoing clauses (ii) and (iii) with respect to each Company Superior Proposal it receives or any Company Intervening Event the Company Board identifies. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has otherwise been terminated in accordance with its terms (including pursuant to Section 8.01(c)(ii)).

(e)         Disclosure Obligations.  Nothing contained in this Agreement shall  prevent the Company or the Company Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Acquisition Proposal or (ii) making any disclosure to their stockholders if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided that any Company Adverse Recommendation Change may only be made in accordance with Section 5.02(d).  For the avoidance of doubt, any “stop, look and listen” disclosure in and of itself shall not be deemed a Company Adverse Recommendation Change.

(f)          For purposes of this Agreement:

(i)         “Company Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or Merger Sub) providing for (A) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 20% or more (based on the fair market value, as determined in good faith by the Company Board (or any committee thereof)) of the consolidated assets (including capital stock of the Company’s Subsidiaries) or of the consolidated revenues or net income of the Company and its Subsidiaries, taken as a whole, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such person or group, would equal 20% or more of aggregate voting power of the Company, (B) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 20% or more of the aggregate voting power of the Company, (C) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (D) any recapitalization transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement.

(ii)        “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal (with all references to “20%” in the definition of Company Acquisition Proposal being deemed to be references to “50%”) which the Company Board (or any committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) is more favorable from a financial point of view to the holders of Company Common Stock than the Merger, in each case, taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Company Board deems relevant, including financial, legal, regulatory and other aspects of such Company Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent, and any fees to be paid by the Company pursuant to Section 8.03).

(iii)      “Company Intervening Event” means a material event, development or change in circumstances with respect to the Company occurring or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Stockholder Approval for the Merger, and which was not known, and would not reasonably be expected to have been known or foreseeable, by the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall (A) the receipt, existence or terms of a Company Acquisition Proposal, (B) any events, developments or change in circumstances of Parent, (C) the status or terms of the Financing or any actions required to be taken pursuant to Section 6.11, (D) the status of the Merger under the HSR Act or of any of the Required Approvals or any actions required to be taken pursuant to Section 6.03, (E) any announcements, approvals, issuances, or regulations of any Governmental Entity, (F) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock (it being understood that the exceptions in clause (F) shall not prevent or otherwise affect a determination that the underlying facts or occurrences giving rise or contributing to a Company Intervening Event (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (E) or (G) hereof) or (G) any matter relating to the foregoing or consequence of the foregoing, constitute a Company Intervening Event.

Section 5.03.       Specified Actions The parties hereto agree to take the actions set forth on Section 5.03 of the Company Disclosure Letter.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01.       Registration Statement and Proxy Statement

(a)          As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Registration Statement, in which the Proxy Statement will be included.  Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby.  The Company will cause the Proxy Statement to be mailed to its stockholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, but in no event earlier than the applicable record date.  Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock pursuant to the Merger.  Each of the Company and Parent shall furnish each other all information reasonably requested by the other (including concerning itself and its stockholders, or holders of a beneficial interest therein) in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement.  Subject to Section 5.02, the Company Board shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement.  No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon; provided, however, that the Company, in connection with a Company Adverse Recommendation Change may amend or supplement the Registration Statement and the Proxy Statement (including by incorporation by reference) to effect such change (it being understood that any such amendment or supplement shall solely contain (i) such Company Adverse Recommendation Change and (ii) a statement of the reasons of the Company Board for making such Company Adverse Recommendation Change and the right of consent (but not the obligation to provide an opportunity to review and comment) set forth in this Section 6.01(a) shall not apply with respect to information in such amendment or supplement required by clauses (i) and (ii)).  Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order relating thereto, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication between it or any of its representatives, on the one hand, and the SEC or its staff or any state securities commission, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger.  Subject to the other provisions set forth in this Section 6.01, each of the Company and Parent will use its reasonable best efforts to promptly consult with the other and respond as promptly as reasonably practicable to any comments from the SEC with respect to the Registration Statement or the Proxy Statement and to have any stop order relating thereto or suspension lifted, reversed or otherwise terminated.  The Company agrees to use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective.  If at any time prior to the Effective Time any information is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b)         Subject to Section 6.01(a), and notwithstanding any Company Adverse Recommendation Change unless this Agreement is terminated in accordance with Section 8.01(c)(ii), the Company shall take all necessary actions in accordance with Applicable Law, the Company Charter, the Company By-laws and the rules of the NASDAQ to, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the Registration Statement is declared effective (but in no event later than forty five (45) days thereafter).  Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, including engaging a proxy solicitation firm reasonably acceptable to Parent to assist with proxy solicitations.  Notwithstanding any provision of this Agreement to the contrary, the Company may not adjourn, recess or postpone the Company Stockholders Meeting without the prior written consent of Parent; provided, however, that the Company shall be entitled to postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent, (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by Applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if (A) as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained and (B) the Company Stockholders Meeting is scheduled to reconvene on a date that is the earlier of (1) thirty (30) or less days after the date for which the Company Stockholders Meeting was originally scheduled (as set forth in the Proxy Statement) or (2) ten (10) or less Business Days prior to the End Date.

(c)         The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto (including pursuant to Section 8.01(c)(ii)), (x) its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 (and subject to the limited postponement or adjournment rights set forth in this Section 6.01) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or by the making of any Company Adverse Recommendation Change by the Company Board and (y) the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than this Agreement and the Merger.

(d)         The Company shall keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders.  Subject to this Section 6.01 and unless this Agreement is terminated in accordance with its terms prior thereto (including pursuant to Section 8.01(c)(ii)), the Company shall use commercially reasonably efforts to establish the earliest reasonably practicable record date for the Company Stockholders Meeting and, in connection therewith, consult with Parent, and consider Parent’s views in good faith prior to (i) commencing a broker search for the record date of the Company Stockholders Meeting and (ii) setting the record date, date, time and place for the Company Stockholders Meeting.  The only matters to be voted upon at the Company Stockholders Meeting shall be the Company Stockholder Approval and routine proposals required in connection such vote.

Section 6.02.        Access to Information; Confidentiality.

(a)         Subject to Applicable Law, any COVID-19 Measures and Section 6.02(b), the Company shall, and shall cause each of its Subsidiaries to, afford Parent and Parent’s Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, assets, books, contracts, commitments, plans, Tax records and Tax Returns, work papers, personnel, Representatives and records and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions, (ii) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Material Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Material Contract in connection with the consummation of the Merger or the other transactions contemplated by this Agreement and (iii) all other information concerning its business, properties and personnel as may be reasonably requested by Parent, and all information necessary to enable Parent to prepare the financial statements and related disclosures regarding the Company and its Subsidiaries that are required to be included in the Registration Statement and in Parent’s Current Report on Form 8-K following the Closing (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company its Subsidiaries).  All access pursuant to this Section 6.02(a) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (B) coordinated through the General Counsel of the Company or a designee thereof.  Subject to the limitations and restrictions set forth in, and without expanding the obligations of the parties under Applicable Laws and this Section 6.02(a), the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties and their respective businesses after the Closing Date.

(b)         Notwithstanding anything to the contrary contained in this Agreement, no party to this Agreement nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, to the extent that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third-party (provided that such party shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure), (ii) result in the loss of any attorney-client privilege (provided that such party will provide the other party with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analysis), or (iii) violate any Applicable Law.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of November 30, 2021, between Parent and the Company (the “Confidentiality Agreement”).  The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the Confidentiality Agreement and the employee non-solicit obligation therein shall continue in full force and effect until the earlier of (i) the Closing or (ii) twelve (12) months following termination of this Agreement in accordance with its terms.

Section 6.03.       Reasonable Best Efforts

(a)         Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable (and in any event prior to the End Date), the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, Permits, authorizations, orders and other confirmations from any Governmental Entity necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, Permits, authorizations and other confirmations relating to Regulatory Laws, which are the subject of Section 6.03(c) and Section 6.03(d).

(b)          In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c)          Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and make any filing required under any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement (x) in the case of the Notification and Report Form pursuant to the HSR Act within ten (10) Business Days after the date hereof and, (y) in the case of all other filings under any other Regulatory Law, as promptly as reasonably practicable following the date hereof, or, in each case, as otherwise agreed to by the Company and Parent, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby in the most expeditious manner reasonably practicable (and in any event prior to the End Date).  In furtherance and not in limitation of the foregoing, each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby(including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) proposing, negotiating, committing to, effecting, agreeing to and executing, by settlements, undertakings, consent decrees, hold separate order, stipulations or other agreements with any Governmental Entity or with any other Person the sale divestiture, license, holding separate, behavioral or other operational conditions, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of Parent, the Company or their respective Subsidiaries, (C) creating or terminating relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (D) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries, in each case, to the extent necessary to obtain the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction (each such action under the foregoing clauses (A), (B), (C), (D), a “Regulatory Action”).  Notwithstanding anything to the contrary in this Section 6.03 or elsewhere in this Agreement, nothing in this Agreement shall (W) require Parent or Merger Sub to undertake (and the Company will not undertake any such action without Parent’s prior written consent) any Regulatory Action if such Regulatory Action would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries), taken as a whole after giving effect to the Merger, but measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole, prior to the Merger, (X) require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, or (Y) require any of the parties to this Agreement to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval.  Other than with respect to the payment of all filing fees in connection therewith, which will be borne solely by Parent, the parties shall each bear their own costs and expenses of preparing such notifications and filings, including the fees of their respective legal counsel.

(d)         Each of the parties hereto shall use its reasonable best efforts to (i) consult and cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any Person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto promptly informed of any communication received by such party from the FTC, the DOJ or any other Governmental Entity and of any communication received in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement (and in the case of written communications, furnish the other parties with a copy of such communication), (iii) permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed filing, submission or other communication to any Governmental Entity or private party), and (iv) to the extent not prohibited by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings (whether in-person, by teleconference or otherwise), telephone or video calls or other conferences.  Notwithstanding the forgoing, any party may, as it deems advisable and necessary, reasonably (x) redact materials to protect competitively sensitive information or information concerning valuation, or as necessary to address reasonable attorney-client, attorney work product or other privilege concerns and (y) reasonably designate any competitively sensitive material provided to the other parties under this Section 6.03(c) as “outside counsel only” (such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the party providing the materials).

Section 6.04.        Indemnification, Exculpation and Insurance.

(a)         Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms.  From and after the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the degree to which a corporation may indemnify its officers and directors) the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative (including with respect to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time.  In the event of any such Action, (i) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification and (ii) the Surviving Company shall cooperate in the defense of any such matter.

(b)          For a period of six (6) years following the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Company Indemnified Party, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and Company By-laws in effect on the date of this Agreement, to the fullest extent permitted from time to time under Applicable Law, which provisions shall not be amended except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Company Indemnified Parties’ indemnification rights thereunder.

(c)          In the event that Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 6.04.

(d)          Prior to the Closing Date the Company shall (following reasonable consultation with Parent) use commercially reasonable efforts to purchase the Pre-Paid Tail (as defined below), or if the Company is unable to purchase the Pre-Paid Tail, Parent shall, or shall cause the Surviving Company to, as of or after the Effective Time to, purchase a six (6) -year prepaid “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (the “Pre-Paid Tail”); provided that in no event shall the cost of any such Pre-Paid Tail in respect of any one policy year exceed 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”); provided, further that if the total cost for maintaining such Pre-Paid Tail exceeds the Maximum Amount, then the Company (after prior consultation with Parent) may obtain, or following Closing, Parent shall obtain a Pre-Paid Tail with the maximum coverage available for a total cost not to exceed the Maximum Amount.  The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e)          From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and its Subsidiaries under this Section 6.04.

(f)          The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05.       Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.06.       Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided, further, that the foregoing shall not (i) apply to any public statement to the extent containing information that is consistent with the joint press release referred to below or any other release or public statement previously issued or made in accordance with this Section 6.06, (ii) any communication in accordance with Section 5.02(e) or (iii) in the event of a Company Adverse Recommendation Change made in compliance with Section 5.02(d), the Company’s public statement containing (x) such Company Adverse Recommendation Change and (y) a statement of the reasons of the Company Board for making such Company Adverse Recommendation Change, and the right of consent (but not the obligation to consult) set forth in this Section 6.06 shall not apply to information referenced under the preceding clauses (x) and (y), except with respect to such information solely relating to Parent or its business, financial condition or results of operations.  The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement will be a joint press release and shall be in a form agreed to by Parent and the Company.  Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Applicable Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.  In addition, the parties shall coordinate with respect to communications with employees, suppliers, customers, agents and other stakeholders regarding post-Closing transition, integration and related matters.

Section 6.07.        Employee Matters.

(a)          Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries following the Effective Time (each, a “Continuing Employee”), during the period beginning at the Effective Time and ending on the twelve-month anniversary of the Effective Time (the “Continuation Period”) with (i) base pay or wages that is at least equal to the base pay or wages provided to each such Continuing Employee immediately prior to the Closing Date, (ii) target cash incentive opportunities and target long-term incentive opportunities, as applicable, that are, in each case, no less favorable than the target cash incentive and target long-term incentive opportunities provided to each such Continuing Employee immediately prior to the Closing Date, (iii) health and welfare benefits that are no less favorable in the aggregate than the health and welfare benefits provided to each such Continuing Employee immediately prior to the Closing Date, and (iv) retirement benefits that are no less favorable than the retirement benefits provided to each such Continuing Employee immediately prior to the Closing Date.  In addition to the foregoing, during the Continuation Period, each Continuing Employee shall be provided with severance benefits in accordance with the terms of, and that are no less favorable than those applicable to the Continuing Employee immediately prior to the Effective Time under, the Company Benefit Plans set forth in Section 3.14(a) of the Company Disclosure Letter (each, a “Company Severance Plan”); provided that (x) such severance benefits shall be determined taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) prior to the Effective Time and Parent and its Subsidiaries (including the Surviving Company) after the Effective Time, and (y) shall be subject to the execution and non-revocation of a release of claims (which shall not contain any restrictive covenants other than those related to confidentiality) in favor of Parent and its Subsidiaries, to the extent permissible under Applicable Law.

(b)         If a Continuing Employee becomes eligible to participate in any employee benefit plan maintained by Parent or any of its Subsidiaries (collectively, the “Parent Plans”), then, for all purposes of such plans, including eligibility to participate, vesting and benefit accrual, service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary) prior to the Effective Time shall be treated as service with Parent or any of its Subsidiaries to the extent recognized by the Company and its Subsidiaries prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits and Parent shall not be required to provide credit for benefit accrual purposes under any Parent Plan that is a defined benefit pension plan.  In addition, subject to Applicable Law, Parent shall use its reasonable best efforts to (i) waive, or caused to be waived, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any Parent Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plans that are welfare plans in which such Continuing Employee is eligible to participate after the Effective Time.

(c)          Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are based outside of the United States or are covered by a Collective Bargaining Agreement, Parent shall comply with any obligations under the Applicable Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based and with the applicable Collective Bargaining Agreement, as applicable.

(d)         Parent shall, or shall cause the Surviving Company to, assume and honor all Company Benefit Plans, including the Change in Control Agreements (as defined in the Company Disclosure Letter), in accordance with their terms.  Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.

(e)         Nothing contained in this Section 6.07, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Benefit Plan or Parent Plan or other employee benefit plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Benefit Plan or Parent Plan or other employee benefit plan, (ii) give any current or former employee, director or other independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof) any third-party beneficiary or other rights or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Benefit Plan or Parent Plan or (B) retain the employment or services of any current or former employee, director or other independent contractor.

Section 6.08.        Merger Sub; Parent Subsidiaries; Company Subsidiaries. Parent shall cause Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.  The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.09.       NASDAQ Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to the Merger and any other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.  Parent shall cause the Company’s securities to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.10.       Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate in (but not control) the defense (at Parent’s sole cost and subject to a joint defense agreement) of any stockholder litigation brought against the Company or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger.  Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).  The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.  Parent shall provide reasonable notice to the Company of any stockholder litigation brought against Parent or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger, and shall not agree to any settlement of such litigation that would prohibit the consummation of, materially delay the consummation of, or have a material adverse effect on the ability of Parent to consummate, the Merger or the other transactions contemplated in this Agreement or would cause the Company to incur material expense or liability without the Company’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 6.11.       Financing.

(a)         Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Merger Consideration and the other Merger Amounts on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof.  In furtherance and not in limitation of the foregoing, unless and until Parent has (I) unrestricted and uncommitted cash on hand that will be available on the Closing Date to fund the Merger Amounts plus (II) cash deposited in one or more escrow accounts designated for use to pay the Merger Amounts (provided that the terms of the escrow agreement governing such escrow arrangement do not impose conditions precedent or contingencies to the release of such cash for purposes of funding the Merger Amounts that are more onerous than the conditions set forth in the Commitment Letter in effect as of the date hereof or that would reasonably be expected to (1) materially delay, prevent or impede the consummation of the Merger, (2) make the funding of the availability of the cash in such escrow (or satisfaction of the conditions to the release of such cash) less likely to occur than the funding of the Financing pursuant to the Commitment Letter as in effect as of the date hereof or (3) adversely impact the ability of Parent or Merger Sub to enforce its rights in respect of the escrowed cash in any material respect as compared to its ability to enforce its rights against the other parties to the Commitment Letter as in effect as of the date hereof (any cash that satisfies the requirement of the immediately preceding clause (I) or clause (II), “Funding Cash”) in an amount sufficient to fund the Merger Amounts in full on the Closing Date , Parent and Merger Sub shall, subject to the terms of this Agreement (including the rights of Parent and Merger Sub in this Section 6.11(a) to obtain Permitted Alternative Financing), use their reasonable best efforts to take, or cause to be taken, all actions and use their reasonable best efforts to do, or cause to be done, all things necessary or advisable to arrange the Financing and to consummate the Financing at or prior to the Effective Time, including using reasonable best efforts to (i) maintain in effect the Commitment Letter; (ii) negotiate, execute and deliver definitive documentation for the Financing that reflects the terms contained in the Commitment Letter (subject to any “market flex” provisions included in the Fee Letter or any fee letter relating to a Required Alternative Financing); (iii) satisfy (or seek a waiver of) on a timely basis all of the conditions precedent set forth in the Commitment Letter and any definitive document related to the Financing that are within the control of, Parent and Merger Sub and comply with their obligations thereunder; (iv) in the event that the conditions set forth in Section 7.01 and Section 7.02 and the conditions precedent set forth in the Commitment Letter have been satisfied or, upon funding would be satisfied, enforce their rights under the Commitment Letter and any definitive documentation for the Financing and (v) in the event that the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or, upon release of any Funding Cash from escrow, would be satisfied, enforce their rights under all escrow arrangements with respect to any Funding Cash. Parent and Merger Sub shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter and/or substitute other debt financing for all or any portion of the Financing from the same and/or alternative financing sources (a “Permitted Alternative Financing” and, together with any Required Alternative Financing as described in clause (b) below, each an “Alternative Financing”); provided that any such amendment, restatement, supplement, replacement or other modification to or waiver of any provision of the Commitment Letter shall not, without the prior written consent of the Company, (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount, unless the Financing is increased by a corresponding amount) to be funded at or prior to Closing such that the aggregate amount of Financing plus the Funding Cash of the Parent as of the date of any such amendment, restatement, supplement, replacement, modification or waiver, would not be sufficient to pay the Merger Consideration and the other Merger Amounts or (B) impose new or additional conditions precedent or contingencies to the Financing or otherwise amend, modify, or expand any conditions precedent to the funding of the Financing, or any other term or condition of the Commitment Letter or the Financing, in each case, in a manner that would reasonably be expected to (1) materially delay, prevent or impede the consummation of the Merger, (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (3) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter or the definitive agreements with respect thereto, in any material respect; provided, further, that Parent and Merger Sub may amend, restate, replace, supplement or otherwise modify the Commitment Letter on one or more occasions to add additional arrangers, bookrunners, agents and lenders in accordance with the terms of the Commitment Letter (but not to make any other changes other than to the extent otherwise permitted under this Section 6.11(a)).  For purposes of this Agreement, the definition of “Commitment Letter” shall include any amendment, restatement, supplement or other modification or waiver thereto, or any replacement thereof, in each case permitted by this Section 6.11(a), and the definition of “Financing” shall include any Alternative Financing.

(b)         Unless Parent then has Funding Cash in an amount sufficient to fund the Merger Amounts in full on the Closing Date, if any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (subject to any “market flex” provisions included in the Fee Letter and other than on account of any Permitted Alternative Financing having been completed) other than due to the failure of any condition set forth in Section 7.01 or Section 7.02 of this Agreement, each of Parent and Merger Sub shall (A) use its reasonable best efforts to obtain alternative debt financing from the same or alternative sources as promptly as practicable following the occurrence of such event in an amount, together with any Funding Cash of the Parent as of such date, that will still enable Parent and Merger Sub to pay the Merger Consideration and any other Merger Amounts, and which does not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Commitment Letter as in effect as of the date hereof (a “Required Alternative Financing”) and (B) promptly notify the Company of such unavailability and the reason therefor.

(c)         Parent shall, upon reasonable request, keep the Company informed in reasonable detail of the status of its efforts to arrange the Financing and shall provide to the Company copies of any amendment, restatement, replacement, supplement or modification of the Commitment Letter and all executed final definitive documents relating to the Financing (excluding and redacting any provisions related solely to fees, pricing caps, economic and “market flex” terms and any other provisions in any fee or engagement letters that are customarily redacted in connection with transactions of this type and that would not in any event adversely affect the conditionality, enforceability, availability, termination or amount of the Financing).  Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice, which shall include reasonably detailed information regarding the applicable circumstances referenced in the following clauses: (i) if Parent becomes aware of any actual or threatened breach or default by any party to the Commitment Letter or any definitive document related to the Financing, if such breach or default would reasonably be expected to result in a delay of the Closing Date or unavailability of any of the Financing; (ii) of the receipt by it of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing or any provisions of the Commitment Letter or any definitive document related to the Financing, or (B) material dispute or disagreement between or among any parties to the Commitment Letter or any definitive document related to the Financing with respect to the obligation to fund any portion of the Financing or the amount of the Financing to be funded at Closing, in each case if such breach, default, termination, repudiation, dispute or disagreement would reasonably be expected to result in a delay of the Closing Date or unavailability of any of the Financing; (iii) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter (subject to the “market flex” provisions included in the Fee Letter or any fee letter relating to any Alternative Financing) or the definitive documents related to the Financing unless Parent has Funding Cash as of such date in an amount sufficient to fund the Merger Amounts in full on the Closing Date, and (iv) upon consummating the Financing.  As soon as reasonably practicable, after the date the Company delivers Parent or either Merger Sub a written request, Parent and Merger Sub shall provide any additional information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(d)         From the date hereof until the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 8.01, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide, Parent and Merger Sub such customary cooperation as may be reasonably requested by Parent in connection with any Financing (which, for purposes of this clause (d), shall include any capital markets financing sought by Parent in replacement of all or any portion of the Financing contemplated by the Commitment Letter in compliance with the terms of this Agreement), including, without limitation, (A) participating (including by teleconference or virtual meeting platforms) (including by making members of senior management, certain representatives and certain non-legal advisors, in each case with appropriate seniority and expertise, available to participate), upon reasonable advance notice, in a reasonable number of meetings, presentations, non-deal and investor road shows, rating agency presentations and drafting sessions, and participating in reasonable and customary due diligence, in each case, with or by the Financing Sources (or prospective lenders or investors in any Financing) at mutually agreed times and places, (B) furnishing Parent and the Financing Sources, as promptly as reasonably practicable, with the Required Information, (C) assisting Parent and the Financing Sources in the preparation of (I) customary offering documents, syndication documents and materials (including assistance in creating usual and customary “public versions” of the foregoing), including confidential information memoranda, private placement memoranda, offering memoranda, prospectuses, lender and investor presentations, rating agency presentations, business and financial projections and similar documents and materials (which may incorporate by reference periodic and current reports filed by the Company with the SEC), in connection with any Financing (all of the foregoing, collectively, the “Offering Documents”), including providing the “MD&A” and business description to be contained therein, and providing customary authorization and representation letters with respect thereto, and (II) materials for any Offering Documents, including business projections and financial statements (including assisting Parent in preparing pro forma financial statements; provided that neither the Company nor any of its Subsidiaries or Representatives shall be responsible in any manner for any pro forma financial information or pro forma adjustments relating to the Merger and the consideration therefor that is required to be made to the historical information for such pro forma financial information) and identifying any portion thereof as containing material, non-public information relating to the Company and its Subsidiaries or their respective securities, (D) reasonably cooperating with the marketing and syndication efforts of Parent, Merger Sub and any Financing Sources for any portion of any Financing, including cooperation in connection with the obtaining of ratings, (E) using its reasonable best efforts to cause its current independent accountants to provide customary assistance and cooperation in any Financing, including using reasonable best efforts to cause such accountants to (I) participate in a reasonable number of drafting sessions and accounting due diligence sessions upon reasonable advance notice and at mutually agreed times and places, (II) provide any necessary customary written consents to use their audit reports relating to the Company and to be named as an “Expert” in any document related to any Financing and (III) provide any customary “comfort letters” (including customary negative assurance comfort, including change period comfort), (F)  executing and delivering as of (but not before) the Effective Time, and reasonably assisting Parent with Parent’s preparation of, definitive financing documents, including credit agreements, indentures, intercreditor agreements, pledge and security documents, and certificates (including borrowing base certificates), or other documents, to the extent reasonably requested by Parent and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral to secure any Financing; provided that the effectiveness of any definitive documentation executed by the Company or any of its Subsidiaries and any such pledge, grant, recordation or perfection shall be subject to the consummation of the Merger, (G) furnishing Parent and any Financing Sources promptly, and in any event at least four (4) Business Days prior to the Closing Date, with all documentation and other information relating to the Company and its Subsidiaries required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation,  the PATRIOT Act, in each case, to the extent that such documentation and information has been reasonably requested in writing (which may be by email) at least ten (10) Business Days prior to the Closing Date, (H) informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company has knowledge of any facts as a result of which a restatement of any of the Company’s financial statements, in order for such financial statements to comply with GAAP, is necessary, (I) updating any Required Information (including financial statements) provided to Parent or the Financing Sources as may be necessary so that such Required Information qualifies as Compliant prior to the Closing and (J) facilitating the arrangement by Parent of approval of the Financing by the post-Closing boards of directors or equivalent governing bodies of Subsidiaries of the Company, provided that (1) no Persons other than Persons who are directors or equivalent members of the boards of directors or equivalent governing bodies of such Subsidiaries from and after the Effective Time shall be required to approve or execute such approvals and (2) no such approvals shall be effective prior to the Effective Time; provided that, notwithstanding anything in this Agreement to the contrary, (I) neither the Company nor any of its Subsidiaries shall be required to take any action that would cause it to bear any out-of-pocket cost or expense (unless promptly reimbursed by Parent pursuant to clause (e) below), incur any liability, or pay any commitment or other similar fee or make any other similar payment or incur any other monetary liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case, to the extent effective prior to the Effective Time, (II) neither the Company nor any of its Subsidiaries or Representatives shall be required to take any action in connection with this Section 6.11 that would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (III) neither the Company nor any of its Subsidiaries shall be required to take any action with respect to the Financing or otherwise in connection with this Section 6.11 that will conflict with or violate their respective organizational documents or result in the contravention of any contract to which the Company or any of its Subsidiaries is a party that is material to the business of the Company and its Subsidiaries, taken as a whole, prior to the Effective Time, (IV) neither the Company nor any of its Subsidiaries, nor any of their respective directors, shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or any action in connection with this Section 6.11, in each case, that is not contingent on the Closing Date occurring or that would be effective prior to the Effective Time, (V) no director, officer, employee or stockholder of the Company or any of its Subsidiaries shall be required to take any action that would cause him or her to incur any actual personal liability with respect to any matters related to the Financing or contemplated by this Section 6.11, (VI) neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, and (VII) neither the Company nor any of its Subsidiaries shall be required to prepare any financial statements or information that are not reasonably available to it and prepared in the ordinary course of its financial reporting practice, in each case, except with respect to the Required Information, and (VIII) neither the Company nor any of its Subsidiaries shall be required to enter into any instrument or agreement (other than customary authorization and representation letters) that is effective prior to the Effective Time or that would be effective if the Closing does not occur; provided, further, that the Company shall have satisfied its obligations set forth in clause (A) through (I) of this sentence if the Company shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.  The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the marketing of any Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks, products, services, offerings or intellectual property rights.  Nothing contained in this Section 6.11 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing.

(e)          Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses, interest, awards, judgments and penalties actually suffered or incurred by them in connection with the arrangement of the Financing or any action taken in accordance with this Section 6.11 and any information utilized in connection therewith (other than information provided by the Company, any of its Subsidiaries or any of their respective Representatives on their behalf in writing for use in the Offering Documents), in any case, except (i) to the extent suffered or incurred as a result of the bad faith, the gross negligence, willful misconduct, fraud or intentional misrepresentation by or of the Company or its Subsidiaries or their respective Representatives and (ii) as a result of any breach of this Agreement by the Company, its Subsidiaries or any of their respective Representatives.  In addition, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.11.

(f)          This Section 6.11 shall be the only provision in this Agreement setting forth the Company’s obligations to cooperate or provide information or access or take any other action in respect of the Financing.  In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, any Merger Sub or any of their respective affiliates or any other financing be a condition to any of Parent’s or any Merger Sub’s obligations under this Agreement.

Section 6.12.       Treatment of Certain Indebtedness. On or prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, use its and their respective reasonable best efforts to cause the administrative agent under the Existing Credit Agreement to furnish to Parent, no later than three (3) Business Days prior to the Closing Date, a draft of the payoff letter with respect to the Existing Credit Agreement (the “Payoff Letter”) in customary form, which Payoff Letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties (if any), breakage costs or other amounts then due and payable, in each case, under the Existing Credit Agreement and the related loan documentation (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens granted in connection therewith on the assets of the Company or any of its Subsidiaries or otherwise on the business of the Company shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the applicable agent under the Existing Credit Agreement, released or customary arrangements for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar indebtedness.  Parent shall provide all funds required to repay the Existing Credit Agreement pursuant to the Payoff Letter on the Closing Date. In no event shall the receipt of the Payoff Letter or the repayment or termination of the Existing Credit Agreement, or any other financing termination or the release of any Lien, be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 6.13.        Third-Party Consents. The Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to take all actions reasonably requested by Parent to obtain waivers and consents from any and all third parties with respect to each Material Contract (other than the Existing Credit Agreement) for which such waiver or consent is required in connection with the transaction contemplated by this Agreement; provided that in no event shall the Company or any of its Subsidiaries be required to pay any consideration to any third party in connection with obtaining such consent or waiver or be required to agree to any change that is not conditioned on the Closing; provided, further, that the Company shall not agree to any change to such Contracts that would be materially adverse to the interests of the Company, its Subsidiaries or, after the Merger, Parent or any of its Subsidiaries without the prior written consent of Parent; provided, further, that if the Company complies with the requirements of this Section 6.13, but is unable to obtain any such consent, such failure shall not be deemed to be a breach of this Section 6.13.

Section 6.14.       Cash Balances. Commencing with the first day of the Marketing Period, the Company will, and will cause its Subsidiaries to, use commercially reasonable efforts to take such actions as are reasonably requested by Parent prior to the Closing with respect to the Company’s existing cash balances, cash equivalents and marketable securities to enable Parent to use a portion of such cash balances, cash equivalents and marketable securities to fund a portion of the Merger Consideration; provided that neither the Company nor any of its Subsidiaries shall be required to take any action under this Section 6.14 that would interfere unreasonably with the business or operations of the Company or its Subsidiaries prior to Closing.

Section 6.15.       Advice of Changes.

(a)         The Company and Parent shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable) on it or which it believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 7.02(a) or Section 7.02(b) (in the case of Parent or Merger Sub) or Section 7.03(a) or Section 7.03(b) (in the case of the Company) to be satisfied; provided that any failure to give notice in accordance with the foregoing shall not constitute the failure of any condition set forth in Section 7.02 or Section 7.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.02 or Section 7.03 to be satisfied; provided, further, that that the delivery of any notice pursuant to this Section 6.15 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 6.15 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the parties hereunder.

(b)          The Company and Parent shall each promptly advise the other party of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement to the extent that the party receiving such notice or communication believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on the Company, the Surviving Company or Parent or (ii) upon receiving any written communication from any Governmental Entity or third party whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in Article VII that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01.       Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)         Stockholder Approval.  The Company Stockholder Approval shall have been obtained in accordance with the Company Charter, the Company By-laws and Applicable Law, including the applicable rules of NASDAQ.

(b)          Regulatory Approvals.  (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or terminated and (ii) all authorizations or consents to be obtained from a Governmental Entity with respect to the Merger under each Regulatory Law set forth in Section 7.01(b) of the Company Disclosure Letter (the “Required Approvals”) shall have been obtained or deemed to have been obtained.

(c)          Legal Restraints.  No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or determination by any Governmental Entity shall be in effect that prevents, makes illegal, restrains, enjoins or otherwise prohibits the consummation of the Merger.

(d)          Registration Statement Effective.  The SEC shall have declared the Registration Statement effective under the Securities Act, no stop order or similar restraining order by the SEC suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before the SEC.

(e)         Exchange Listing.  The shares of Parent Common Stock to be issued pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 7.02   .    Conditions to Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction (or waiver by Parent, to the extent permissible under Applicable Law) of the following conditions:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.01(a) [Qualification, Organization, Subsidiaries, etc.], Section 3.02 [Authority; Execution and Delivery; Enforceability], Section 3.03(b) [Capital Structure] (other than the first sentence and the penultimate sentence of Section 3.03(b)), Section 3.04(b)(i) [Non-contravention], Section 3.18 [Brokers Fees and Expenses], Section 3.19 [Opinion of Financial Advisor], and Section 3.20 [Takeover Statutes] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03(a) [Capital Structure], the first sentence and the penultimate sentence of Section 3.03(b) [Capital Structure] and the first sentence of Section 3.06 [Absence of Certain Changes] shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, except, in the case of Section 3.03(a) [Capital Structure] or the first sentence and penultimate sentence of Section 3.03(b) [Capital Structure], for such inaccuracies as are de minimis, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)         Company Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

Section 7.03.       Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction (or waiver by the Company, to the extent permissible under Applicable Law) the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in Section 4.01(a) [Qualification, Organization, and Good Standing], Section 4.02 [Authority; Execution and Delivery; Enforceability], Section 4.03(a) [Capital Structure], Section 4.03(b) [Capital Structure] and Section 4.04(b)(i) [Non-contravention] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.03(c) [Capital Structure] and the first sentence of Section 4.06 [Absence of Certain Changes or Events] shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, except, in the case of Section 4.03(c) [Capital Structure], for such inaccuracies as are de minimis and (iii) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)         Parent Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01.        Termination This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise stated below):

(a)         by mutual written consent of the Company and Parent;

(b)         by either the Company or Parent:

(i)         if the Merger is not consummated on or before December 14, 2022 (the “End Date”); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (if such legal restraint is in respect of a Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived, then the End Date shall, without any action on the part of the parties hereto, be automatically extended to March 14, 2023, or such earlier date as may be agreed in writing by Parent and the Company (and which date shall thereafter be deemed to be the End Date) and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including the obligation to consummate the Closing when required pursuant to Section 1.02 hereof) materially contributed to the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)        if any Governmental Entity of competent authority listed on Section 8.01(b)(ii) of the Company Disclosure Letter issues a final non-appealable Order or enacts a law that prohibits, restrains or makes illegal the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such Order was due to the failure of such party to perform any of its obligations under this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii)      if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof; or

(c)          by the Company:

(i)         if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c)(i) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company is then in breach of this Agreement in any material respect; or

(ii)        prior to the Company Stockholder Approval, (A) if the Company Board authorizes the Company, to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 5.02(d), (B) substantially concurrent with the termination of this Agreement, the Company enters into such Alternative Acquisition Agreement and (C) the Company pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.03(b); or

(d)         by Parent:

(i)         if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(d)(i) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(d)(i) if Parent is then in breach of this Agreement in any material respect;

(ii)        prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company has willfully or intentionally breached Section 5.02, Section 6.01(b) or Section 6.01(c);

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

Section 8.02.       Effect of Termination In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than Section 5.03(c), the last sentence of Section 5.03(d), Section 6.02(c), Section 6.11(e), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that no such termination shall relieve any party from any liability or damages arising out of: (a) fraud by any party or (b) any willful or intentional breach of this Agreement.  No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 8.03.       Fees and Expenses

(a)          Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)         The Company shall pay to Parent a fee of one hundred eighty seven million ($187,000,000) (the “Termination Fee”) if:

(i)         Parent terminates this Agreement pursuant to Section 8.01(d)(ii) [Company Adverse Recommendation Change; Breach of Non-Solicit and Company Stockholder Meeting Covenants]; or

(ii)        the Company terminates this Agreement pursuant to Section 8.01(c)(ii); or

(iii)       (A) a Company Acquisition Proposal shall have been made to the Company and not publicly withdrawn prior to the Company Stockholders Meeting or shall have been made directly to the stockholders of the Company generally and not publicly withdrawn prior to the Company Stockholders Meeting; (B) thereafter this Agreement is terminated pursuant to (I) Section 8.01(b)(i) or Section 8.01(d)(i), in each case if the Company Stockholder Approval has not been obtained prior to termination and all other conditions set forth in Section 7.01 and Section 7.03 either (x) have been satisfied or were capable of being satisfied prior to such termination or (y) are not satisfied due to the failure of the Company to perform its obligations under this Agreement or (II) Section 8.01(b)(iii); and (C) within twelve (12) months of such termination the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated a Company Acquisition Proposal; provided, however, that for purposes of this Section 8.03(b)(iii) the references to 20% in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50%.

(c)          Any Termination Fee due under Section 8.03(b) shall be paid by wire transfer of same-day funds (i) in the case of Section 8.03(b)(i) above, on the Business Day immediately following the date of termination of this Agreement in the case of any such termination by Parent, (ii) in the case of Section 8.03(b)(ii), concurrently with and as a condition to such termination by the Company, and (iii) in the case of Section 8.03(b)(iii) above, on the date of the execution of the Company Acquisition Proposal referred to in Section 8.03(b)(iii) above.

(d)          The Company acknowledges and agrees that the agreements contained in Section 8.03(b) and Section 8.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 8.03(b) or Section 8.03(c), and, in order to obtain such payment, Parent commences an Action that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in the Wall Street Journal on the date such interest begins accruing.  Except with respect to any fraud or willful or intentional breach of this Agreement by the Company (subject to Section 8.02), the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, upon payment of the Termination Fee by the Company, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement.  Each of the parties acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the receiving party in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 8.04.        Amendment This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law or the rules of any relevant stock exchange requires further approval by the stockholders of the Company without the further approval of such stockholders, and no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Notwithstanding anything to the contrary in this Section 8.04 or elsewhere in this Agreement, this sentence of Section 8.04, the proviso of Section 8.05, Section 9.07, Section 9.08(d), Section 9.08(e) and Section 9.11 (and any definition set forth in, or other provision of, this Agreement to the extent that an amendment or modification of such definition or other provision would amend or modify the substance of this sentence of Section 8.04, the proviso of Section 8.05, Section 9.07, Section 9.08(d), Section 9.08(e) or Section 9.11) may not be amended or modified in a manner that would be adverse to any Financing Source (or any Financing Source’s Affiliates or any of its or its Affiliates’ former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents, employees, accountants, consultants, legal counsel, financial advisors or any of the successors or assigns of any of the foregoing (collectively, “Financing Related Parties”)) without the prior written consent of such Financing Source (and any such amendment or modification without such prior written consent shall be null and void).

Section 8.05.       Extension; Waiver; Termination At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement; provided that there shall be no waiver to this proviso of Section 8.05, the last sentence of Section 8.04, Section 9.07, Section 9.08(d), Section 9.08(e) or Section 9.11 (or any provision of this Agreement to the extent a waiver of such provision would modify the substance of this proviso of Section 8.05, the last sentence of Section 8.04, Section 9.07, Section 9.08(d), Section 9.08(e) or Section 9.11) in a manner that would be adverse to any Financing Source (or its Financing Related Parties) without the prior written consent of such Financing Source (and any such amendment or modification without such prior written consent shall be null and void).  No extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or Parent, respectively unless such approval is required by Applicable Law or the rules of any relevant stock exchange.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06.       Procedure for Termination, Amendment, Extension or Waiver A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof.  Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.       Survival None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except that covenants and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing, shall survive for the period provided in such covenants and agreements, if any, or until fully performed.  This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02.       Notices All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender) (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to the Company, to:

870 North Commons Drive
Aurora, IL 60504
Attention:	H. Carol Bernstein
Email:	carol.bernstein@cmcmaterials.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:	Edward D. Herlihy
 Brandon C. Price
Email:	EDHerlihy@WLRK.com
 BCPrice@WLRK.com

(b)	if to Parent or Merger Sub, to:

129 Concord Road
Billerica, MA
Attention:	General Counsel
Email:	Joseph.Colella@entegris.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California  94301
Attention:	Kenton J. King
 Mike Ringler
Email:	Kenton.King@skadden.com
 Mike.Ringler@skadden.com

Section 9.03.       Definitions For purposes of this Agreement:

“Action” means any claim, action, charge, suit, petition, arbitration, proceeding, investigation, audit, review or litigation by or before any Governmental Entity.

“Affiliate” means with respect to any specific Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Anti-Money Laundering Laws” means, to the extent applicable, the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering and terrorist financing laws and regulations (including any related licensing or registration requirements) of all jurisdictions in which the Company or any of its Subsidiaries conducts business.

“Applicable Law(s)” means with respect to any Person, any federal, foreign, state, municipal or other local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“Business” means the business and operations of the Company and its Subsidiaries.

“Business Day” means any day that is not a Saturday, or Sunday or other day on which (i) commercial banks in the City of New York, New York are required by Applicable Law to be closed, (ii) the Secretary of State of the State of Delaware is closed or (iii) the Electronic Data Gathering, Analysis, and Retrieval system maintained by the SEC is closed for filings.

“CARES Act” means, collectively, the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law, as may be amended, including IRS Notice 2020-65 and the Presidential Memoranda or Executive Order (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020).

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any Employee Representative Body.

“Company Acceptable Confidentiality Agreement” means a confidentiality agreement with terms and conditions customary for transactions of such type that is no less favorable in the aggregate to the Company than the Confidentiality Agreement (but need not contain any standstill provision).

“Company Common Stock” means issued and outstanding shares of common stock, par value $0.001 per share, of the Company.

“Company Equity Awards” means Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs, Company PSUs and Company Cash-Settled Phantom Stock Units.

“Company Intellectual Property” means all Intellectual Property owned or purported by the Company to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any effect, state, development, change, fact, condition, event, circumstance or occurrence (“Effect”) that, individually or in the aggregate (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the Merger or the other transactions contemplated in this Agreement prior to the End Date; provided, however, in the case of clause (a), that none of the following, and no Effect arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (A) changes generally affecting the industries in which the Company and its Subsidiaries operate; (B) general economic or political conditions (or changes in such conditions) or securities, credit, financial or other capital market conditions (or changes in such conditions), in each case, in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including changes in interest or exchange rates; (C) changes in Applicable Law or GAAP (or authoritative interpretation thereof) or in accounting standards, any changes in the interpretation or enforcement of any of the foregoing; (D) changes in general legal, regulatory or political conditions, in each case occurring after the date hereof; (E) changes solely attributable to the announcement or pendency of this Agreement, including the direct impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or other third parties and including any litigation arising in connection with or relating to this Agreement to the extent addressed in accordance with the requirements of Section 6.10 (provided that, the exceptions in clause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement, the performance of obligations hereunder or the consummation of the transactions contemplated hereby); (F) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (G) volcanoes, tsunamis, pandemics (including COVID-19 and any variants/mutations thereof or any COVID-19 Measures), epidemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (H) any action taken by the Company or its Subsidiaries that is specifically required by this Agreement or with the prior written consent or at the direction of Parent in accordance with this Agreement, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; (I) changes resulting or arising from the identity of, or any facts or circumstances relating to Parent or any of its Affiliates, (J) changes, in and of itself, in the market price or trading volume of the Company’s Common Stock; or (K) any failure, in and of itself, by the Company to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (J) and (K) shall not prevent or otherwise affect a determination that the underlying facts or occurrences giving rise or contributing to any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (I) hereof) is, may be taken into account in determining, contributed to or may contribute to, a Company Material Adverse Effect); provided, further, however, that any Effect referred to in clauses (A), (B), (C), (D), (F) or (G) may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect solely to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate, in which case only the extent of such disproportionate adverse effect (if any) shall be taken into account when determining a “Company Material Adverse Effect.”

 “Company Stock Plans” means the 2021 Omnibus Incentive Plan and the 2012 Omnibus Incentive Plan, as amended.

“Compliant” means, (a) with respect to the Required Information, that such Required Information, when taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in the light of the circumstances and (b) with respect to the financial statements of the Company, that such financial statements would be sufficiently current on any day during the applicable Marketing Period to permit (i) a registration statement filed by the Company using such financial statements to be declared effective by the SEC on the last day of the Marketing Period and (ii) the Company’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures and including negative assurance) on the last day of the Marketing Period.

“Contract” means any written or oral contract, subcontracts, agreements, leases, licenses, commitments, sale and purchase orders, and other instruments, arrangements or understandings of any kind.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any Applicable Law or any published requirement, directive, pronouncement, guideline or recommendation issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, providing for or contemplating business closures or other reductions, changes to business operations, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Applicable Law by any Governmental Entity in connection with or in response to COVID-19.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws administered, enacted or enforced by any Governmental Entity, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company or any of its subsidiaries.

“Directors’ Deferred Compensation Plan” means the Company’s Directors’ Deferred Compensation Plan, as amended and restated on February 25, 2021.

“DOJ” means the United States Department of Justice.

“Employee Representative Body” means any labor or trade union, labor organization, works council or other employee representative body.

“Environmental Laws” means Applicable Laws relating to pollution or the protection of the environment or natural resources including Applicable Laws relating to: (a) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (b) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (c) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient (rounded to the fourth decimal place) of (i) the Cash Consideration divided by (ii) the Parent Trading Price.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of November 15, 2018, as amended December 20, 2019, and July 2, 2021, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other financial institutions from time to time party thereto.

“Financing Sources” means the Commitment Parties and each other Person that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Parent or Merger Sub or any of their Affiliates in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any Financing (including any Alternative Financing).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission, authority, arbitration forum or arbitrator.

“Hazardous Substance” means any substance or waste that (a) is defined or regulated as “toxic”, “hazardous”, a “pollutant”, a “contaminant” or words of similar meaning and regulatory effect under any applicable Environmental Law, or (b) can form the basis of liability under any applicable Environmental Law, including any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, all obligations of such Person (a) for borrowed money, whether secured or unsecured, including accrued and unpaid interest, and any prepayment fees or penalties, (b) evidenced by notes, bonds, debentures or similar Contracts or securities, (c) for deferred purchase price of any property (other than ordinary course trade payables), (d) in respect of any lease of real or personal property, which obligations are required to be classified and accounted for under GAAP as capital leases, (e) under derivative contracts and any interest rate and currency agreements, (f) in respect of outstanding letters of credit, and (g) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) proprietary rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and internet addresses.

“Knowledge” means, with respect to the Company, the actual knowledge after reasonable due inquiry of the individuals set forth on Section 9.03(a) of the Company Disclosure Letter, and, with respect to Parent or Merger Sub, the actual knowledge after reasonable due inquiry of the individuals set forth on Section 9.03(a) of the Parent Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, security, interest, encumbrance, interference, option, right of first refusal, preemptive right, community property interest, claim, lien or restriction of any kind (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” means the first period of at least fifteen (15) consecutive Business Days, commencing on the first (1st) Business Day after the date of delivery of the Required Information, throughout which (i) Parent shall have the Required Information and the Required Information is Compliant and (ii) if such date is prior to September 15, 2022, the conditions set forth in Section 7.01 and Section 7.02(b) shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but provided that throughout such period such conditions are and remain capable of being satisfied) and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 7.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice as the date of delivery of the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered), in which case (if the Required Information has in fact not been delivered) this proviso shall not be satisfied until the Company has provided all such Required Information specifically set forth in such notice; provided that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (i) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any of the Required Information, in which case, the Marketing Period shall not be eligible to commence (and, for the avoidance of doubt, shall be deemed not to have commenced) unless and until a new audit opinion is issued with respect thereto by the Company’s independent accountants, (ii) the Company has publicly announced any intention to restate any material financial information comprising all or a portion of the Required Information, in which case the Marketing Period shall not be eligible to commence unless and until such restatement has been completed and the relevant Company SEC Documents and Required Information have been amended or the Company has determined that no restatement shall be required in accordance with GAAP, or (iii) any Required Information would not be Compliant at any time during such fifteen (15) consecutive Business Day period (it being understood that if any Required Information provided at the initiation of the Marketing Period ceases to be Compliant at any time during such fifteen (15) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced); provided that the Marketing Period shall end on any earlier date that is the date on which the any of the following have occurred: (x) the entire Financing has been consummated in accordance with its terms or (y) the commitments in respect of the Bridge Facility (as defined in the Commitment Letter as of the date hereof) have been terminated or reduced to zero; and provided, further that (A) the Marketing Period may not commence prior to January 10, 2022, (B) none of May 31, 2022, July 1, 2022, July 5, 2022, November 23, 2022 or November 25, 2022 shall be considered a Business Day for the purposes of this definition, (C) unless the Marketing Period has been completed on or prior to August 19, 2022, the Marketing Period may not commence prior to September 6, 2022 and (D) unless the Marketing Period has been completed on or prior to December 16, 2022, the Marketing Period may not commence prior to January 3, 2023.

 “NASDAQ” means The NASDAQ Stock Market LLC.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent, materially impair or materially delay the ability of Parent to consummate the Merger or the other transactions contemplated in this Agreement prior to the End Date; provided, however, in the case of clause (a), that none of the following, and no Effect arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may occur: (A) changes generally affecting the industries in which Parent and its Subsidiaries operate; (B) general economic or political conditions (or changes in such conditions) or securities, credit, financial or other capital market conditions (or changes in such conditions), in each case, in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including changes in interest or exchange rates; (C) changes in Applicable Law or GAAP (or authoritative interpretation thereof) or in accounting standards, any changes in the interpretation or enforcement of any of the foregoing; (D) changes in general legal, regulatory or political conditions, in each case occurring after the date hereof; (E) changes solely attributable to the announcement or pendency of this Agreement, including the direct impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or other third parties and including any litigation arising in connection with or relating to this Agreement to the extent addressed in accordance with the requirements of Section 6.10 (provided that, the exceptions in clause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement, the performance of obligations hereunder or the consummation of the transactions contemplated hereby); (F) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (G) volcanoes, tsunamis, pandemics (including COVID-19 and any variants/mutations thereof or any COVID-19 Measures), epidemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (H) any action taken by Parent or its Subsidiaries that is specifically required by this Agreement or with the prior written consent or at the direction of the Company in accordance with this Agreement, or the failure to take any action by Parent or its Subsidiaries if that action is prohibited by this Agreement; (I) changes resulting or arising from the identity of, or any facts or circumstances relating to the Company or any of its Affiliates, (J) changes, in and of itself, in the market price or trading volume of Parent Common Stock; or (K) any failure, in and of itself, by Parent to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (J) and (K) shall not prevent or otherwise affect a determination that the underlying facts or occurrences giving rise or contributing to any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (I) hereof) is, may be taken into account in determining, contributed to or may contribute to, a Parent Material Adverse Effect); provided, further, however, that any Effect referred to in clauses (A), (B), (C), (D), (F) or (G) may be taken into account in determining whether or not there has been or may be a Parent Material Adverse Effect solely to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent and its Subsidiaries operate, in which case only the extent of such disproportionate adverse effect (if any) shall be taken into account when determining a “Parent Material Adverse Effect.”

“Parent Stock Plan” means mean the 2020 Stock Plan, the 2010 Stock Plan, as amended, and the Outside Directors’ Stock Option Plan.

“Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NASDAQ, for the consecutive period of ten (10) trading days beginning on the twelfth (12th) trading day immediately preceding the Closing Date and concluding at the close of trading on the second (2nd) trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP.”

“Per Share Cash Equivalent Consideration” means the amount equal to the sum of (x) the Cash Consideration and (y) the product (rounded to the nearest cent) obtained by multiplying (A) the Exchange Ratio by (B) the Parent Trading Price.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially detract from the value of such property or materially interfere with the business of the Company or Parent, as applicable, or their respective Subsidiaries as currently conducted, (d) non-exclusive licenses of rights in Intellectual Property made in the ordinary course of business, consistent with past practices and not in connection with debt for borrowed money, (e) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (f) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business consistent with past practices, (g) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business, consistent with past practices, to secure payment of customs duties in connection with the importation of goods, (h) Liens resulting from securities laws, (i) Liens incurred in the ordinary course of business, consistent with past practices, in connection with any purchase money security interests, equipment leases or similar financing arrangements, (j) such other Liens (not securing debt for borrowed money) or imperfections of title that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection of title, (k) Liens that are disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto, included in the Company SEC Documents or the Parent SEC Documents, as applicable, filed prior to the date hereof, (l) Liens (not securing debt for borrowed money) that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or Parent, as applicable, or any of their respective Subsidiaries of such property and (m) Liens securing “Obligations” as defined in the Existing Credit Agreement to the extent released on or prior to the Closing Date.

“Person” means any natural person, general or limited partnership, corporation, trust, limited liability company, limited liability partnership, firm, association, Governmental Entity or other legal entity.

“Regulation S-X” means Regulation S-X promulgated by the SEC as amended and in effect at the time in question.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 (in each case, as amended) , and any other federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or (ii) screen, prohibit, restrict or regulate investments on public order or national security grounds.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing, or arranging for disposal, into the indoor or outdoor environment.

“Required Information” shall mean (a)(i) audited consolidated balance sheets and related audited consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in stockholders’ equity of the Company (including the related notes and financial statement schedules thereto) prepared in accordance with GAAP for the two (2) most recently completed fiscal years ended at least sixty (60) days before the start of the Marketing Period and together with audit opinions of the Company’s independent accountants with respect to such audited financial statements, and (ii) unaudited consolidated balance sheets and related unaudited consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity of the Company prepared in accordance with GAAP for each subsequent fiscal quarter (and six- or nine-months ended thereof, with respect to the second and third quarters) that ended at least forty (40) days before the start of the Marketing Period and for the comparable quarter and period of the prior fiscal year, and (b) to the extent requested with specificity and in writing, all other pertinent and customary information and data regarding the Business and the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for offerings of debt or equity securities by Parent on a registration statement on Form S-3 (or any successor form) under the Securities Act (other than (x) consolidating and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X under the Securities Act, and (y) any information and data required by Item 402(b) of Regulation S-K under the Securities Act and information regarding executive compensation and related party disclosure related to SEC Release Nos.  33-8732A, 34-54302A and IC-27444A) and as otherwise customary for the Financing Sources to receive customary “comfort” (including customary negative assurance comfort) from the Company’s independent accountants; it being understood and agreed that the foregoing provisions of this definition shall not obligate the Company to prepare or provide (1) any pro forma financial statements or adjustments (including regarding any synergies, cost savings, ownership or other post-Closing adjustments) or projections (provided that the Company will reasonably cooperate and assist Parent in its preparation of such materials), (2) risk factors relating to all or any component of the Financing or any Alternative Financing or (3) separate financial statements in respect of the Company’s Subsidiaries.

“Restricted Person” means any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

 “Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region).

“Sanctioned Person” means any Person subject to Sanctions, including (a) any Person appearing on any list of Persons subject to sanctions maintained by the (i) United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (ii) the European Union, (iii) any European Union member state, (iv) the United Nations, (v) the United Kingdom, or (vi) any other Governmental Entity of a jurisdiction where the Company or any of its Subsidiaries conducts business; (b) any Person located, organized, or resident in a Sanctioned Jurisdiction; or (c) any Person directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions” means all trade, economic or financial sanctions, embargoes, or restrictive measures administered, enacted or enforced by (a) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (b) the European Union, (c) any European Union member state, (d) the United Nations, (e) the United Kingdom, or (f) any other Governmental Entity of a jurisdiction where the Company or any of its Subsidiaries conducts business.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act.

“Share Issuance” means the issuance of such number of shares of Parent Common Stock as may be necessary or advisable in connection with the consummation of the Merger pursuant to this Agreement.

“Subsidiary” of any specified Person means any other Person of which such first Person (a) (i) owns (either directly or indirectly through one or more other Subsidiaries) (x) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, or (y) if there are no such voting interests, 50% or more of the equity interests therein, or (ii) has the right to appoint 50% or more of the directors or managers, and (a) with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Tax Returns” means all Tax returns, declarations, statements, estimates, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, intangible, municipal, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, and, in all cases, whether disputed or not.

“Treasury Regulations” shall mean the tax regulations promulgated under the Code.

Section 9.04.    Rules of Construction Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (a) words in singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender or neuter as the context requires; (b) references made to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated; (c) the table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (d) any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement; (e) when the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (f) the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (i) all pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require; (j) any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (k) references to a Person are also to its permitted successors and assigns; (l) unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America; (m) statements as to the “Subsidiary” or “Subsidiaries” of a party, which statements by their terms address matters only at and as of another specified time, shall be deemed to include only such entities that were Subsidiaries of the party at and as of such specified time; (n) the phrase “ordinary course of business consistent with past practice” means, with respect to the Company or Parent, the ordinary course of business of the Company or Parent, as applicable, consistent with its past practice; provided, that any action taken, or omitted to be taken, by such Company or Parent, as applicable, to comply with any COVID-19 Measures or reasonably in response to COVID-19 or COVID-19 Measures shall be deemed to be in the ordinary course of business and (o) the phrase “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including material that has been posted, retained and thereby made available through any “data room” (virtual or otherwise)) and shall be deemed to include any documents filed or furnished with the SEC, in each case, on or prior to 12:00 a.m., Pacific Time, on December 14, 2021 (provided that any information made available to the other party after 12:00 a.m., Pacific Time and prior to the execution of this Agreement in response to a direct request of such party shall be deemed “made available” hereunder).

Section 9.05.    Severability If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 9.06.        Counterparts This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07.       Entire Agreement; No Third-Party Beneficiaries This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter and the Parent Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration and (ii) the provisions set forth in Section 6.04 of this Agreement, are not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Financing Sources and their respective Financing Related Parties shall be third-party beneficiaries of this Section 9.07 and the last sentence of Section 8.04, the proviso to Section 8.05, Section 9.08(d), Section 9.08(e) and Section 9.11 and shall have the right to consent to any modification of this Section 9.07 and the last sentence of Section 8.04, the proviso to Section 8.05, Section 9.08(d), Section 9.08(e) and Section 9.11 (or of any definition set forth in, or other provision of, this Agreement to the extent the modification thereof would modify the substance of this Section 9.07 and the last sentence of Section 8.04, the proviso to Section 8.05, Section 9.08(d), Section 9.08(e) and Section 9.11) to the extent such modification directly affects their interests.

Section 9.08.       Governing Law; Jurisdiction; Waiver of Jury Trial

(a)         This Agreement and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the laws of any other jurisdiction.

(b)         The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)         Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(d)         Notwithstanding anything herein to the contrary, each of the parties hereto (i) agrees that it will not bring or support, or permit any of its controlled Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof (any of the foregoing being referred to as a “Financing Source Proceeding”), in any forum other than any federal court of the United States of America located in, or, if that court does not have subject matter jurisdiction, in any state court located in, in each case, the Borough of Manhattan in the City of New York, (ii) agrees that any Financing Source Proceeding shall be subject to the exclusive jurisdiction of such courts, (iii) irrevocably and unconditionally submits itself and its property with respect to any Financing Source Proceeding to the exclusive jurisdiction of such courts, (iv) irrevocably and unconditionally waives any objection to the laying of venue of any Financing Source Proceeding brought in any such court or any claim that any Financing Source Proceeding brought in any such court has been brought in an inconvenient forum, (v) agrees that any Financing Source Proceeding shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the laws of any other jurisdiction and (vi) agrees that service of process upon such Person in any Financing Source Proceeding shall be effective if notice is given in accordance with Section 9.02.

(e)         EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY FINANCING SOURCE PROCEEDING INVOLVING THE FINANCING SOURCES OR ANY FINANCING RELATED PARTY) OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09.        Assignment  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided that Parent and Merger Sub may grant a security interest in, and collaterally assign, any of their rights under this Agreement in connection with the Financing.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10.        Specific Enforcement  Each party hereto acknowledges and agrees that if a party fails to perform its obligations in accordance with their specific terms or otherwise breaches this Agreement it would cause irreparable damage to the other parties hereto and that no party hereto will have an adequate remedy at law.  Therefore, it is agreed that each party shall be entitled, without the requirement of posting a bond or other security, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

Section 9.11.        No Recourse to Financing Sources  Notwithstanding anything herein to the contrary, the Company agrees, on behalf of itself and its Subsidiaries, that the Financing Sources and each of their respective Financing Related Parties, in their capacities as such, shall be subject to no liability or claims to the Company or its Subsidiaries in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

CMC MATERIALS, INC.

By:	/s/ David H. Li
Name: David H. Li
Title: President and Chief Executive Officer

ENTEGRIS, INC.

By:	/s/ Bertrand Loy
Name:Bertrand Loy
Title:President & Chief Executive Officer

YOSEMITE MERGER SUB, INC.

By:	/s/ Joseph Colella
Name:Joseph Colella
Title:SVP, General Counsel & Secretary

[Signature Page to Merger Agreement]